Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

THORNE HEALTHTECH, INC.

at

$10.20 Net Per Share of Common Stock

by

Healthspan Merger Sub, Inc.,

a wholly-owned subsidiary of

Healthspan Buyer, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, AT THE END OF OCTOBER 12, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2023 (as the same may be amended, the “Merger Agreement”), by and among Healthspan Buyer, LLC, a Delaware limited liability company (“Parent”), Healthspan Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent ( “Purchaser” and, together with Parent, the “Buyer Parties”), and Thorne HealthTech, Inc., a Delaware corporation (“Thorne” or the “Company”). Purchaser is offering to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price of $10.20 per Share, net to the seller in cash, without interest and less any required withholding taxes and any Dividend Adjustments (as defined in Section 6—“Price Range of Shares; Dividends”), if any (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” If the Offer Price is reduced because of any Dividend Adjustments, the Purchaser will provide notice of such reduction, and depending on the time remaining before the Expiration Date of the Offer, the Purchaser may be required to extend the Offer. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Thorne (the “Merger”), with Thorne continuing as the surviving corporation in the Merger (the “Surviving Corporation”). As a result of the Merger, Thorne will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent.

As a result of the Merger, each outstanding Share (other than such Shares (A) held by the Company and any of its subsidiaries, (B) owned by the Buyer Parties (including, for the avoidance of doubt, Shares acquired by Purchaser pursuant to the Offer), (C) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties or (D) as to which the holder or beneficial owner thereof has properly and validly exercised and not failed to perfect or effectively waived, withdrawn or lost their statutory rights of appraisal of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL” and the Shares referenced in clauses (A), (B), (C) and (D), the “Excluded Shares”)) will be cancelled and extinguished and automatically converted into the right to receive cash in amount equal to the Offer Price, subject to the terms and conditions set forth in the Merger Agreement.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits, subject to the terms and conditions of Section 251(h) of the DGCL, completion of the Merger without a vote of Thorne’s stockholders to adopt the Merger Agreement or consummate the Merger. Parent and Purchaser do not foresee any reason that would prevent them from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer, subject to the terms and conditions set forth in the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things:

(i) the number of Shares tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, upon consummation of the Offer, together with the Shares then owned by Parent and Purchaser (if any) (excluding Shares (A) tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures or (B) tendered by the Company or any of its wholly-owned subsidiaries), representing at least a majority of all then-outstanding Shares (excluding, for the avoidance of the doubt, Shares (x) that are owned or held by the Company (including shares held in treasury) or any of its wholly-owned subsidiaries and (y) that are owned or held by Purchaser as a result of any tender into the Offer by the Company or any of its wholly-owned subsidiaries) (the “Minimum Condition”);

(ii) the waiting periods (and any extensions thereof), if any, applicable to the transactions contemplated by the Merger Agreement (the “Transactions”) pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) having expired or otherwise been terminated, and all requisite consents, directions or orders required to consummate the Transactions pursuant thereto having been obtained;

(iii) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions being in effect, and no action having been taken by any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign (any of the foregoing, a “Governmental Authority”) of competent jurisdiction, and no statute, rule, regulation, order having been enacted, entered, enforced or deemed applicable to the Transactions, that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions; and

(iv) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”).

The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.” The Minimum Condition may be waived by Purchaser only with the prior written consent of Thorne on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Following careful consideration, the Special Committee (the “Special Committee) of the board of directors of Thorne (the “Thorne Board”) and the Thorne Board have each unanimously: (a) determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders; (b) determined that it is in the best interests of the Company and its stockholders to enter into, and declared advisable, the Merger Agreement; (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained therein; and (d) resolved to recommend, respectively, that the Thorne Board approve and adopt the Merger Agreement and that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “THRN.” On September 13, 2023, the last trading day before we commenced the Offer, the closing sale price of the Shares on Nasdaq was $10.13 per Share. We encourage you to obtain current market quotations for the Shares before deciding whether to tender your Shares.

A summary of the principal terms of the Offer appears on pages 1 through 8. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

September 14, 2023

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the expiration of the Offer or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc. at (800) 628-8532 or by email at THRN@dfking.com, as information agent for the Offer (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a subsidiary of Parent, is offering to purchase all of the outstanding Shares of Thorne at a price of $10.20 per Share, net to the seller in cash, without interest and less any required withholding taxes and any Dividend Adjustments, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. The following are some questions you, as a stockholder of Thorne, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought	All outstanding shares of common stock, par value $0.01 per share, of Thorne HealthTech, Inc., a Delaware corporation (the “Shares”).

Price Offered Per Share	$10.20 per Share, net to the seller in cash, without interest and less any required withholding taxes and any Dividend Adjustments.

Scheduled Expiration of Offer	One minute after 11:59 p.m., Eastern time, at the end of October 12, 2023 (the “Expiration Time” and such date, the “Expiration Date”), unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Offeror	Healthspan Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Healthspan Buyer, LLC (“Parent”), a Delaware limited liability company. Purchaser and Parent are affiliates of the flagship buyout fund of L Catterton, a market-leading consumer-focused investment firm.

The Thorne Board’s Recommendation	The Thorne Board has recommended that the stockholders of the Company tender their Shares pursuant to the Offer.

Who is offering to buy my Shares?

Purchaser, which is a wholly owned subsidiary of Parent, is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of consummating the Transactions. Purchaser and Parent are affiliates of the flagship buyout fund of L Catterton, a market-leading consumer-focused investment firm. See the “Introduction” and Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Parties.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Thorne. If the Offer is consummated, Parent intends to cause Purchaser to consummate the Merger, subject to the terms and conditions set forth in the Merger Agreement. Upon consummation of the Merger, Thorne will be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $10.20 per Share, net to you in cash, without interest and less any required withholding taxes and any Dividend Adjustments. If the Offer Price is reduced because of any Dividend Adjustments, the Purchaser will provide notice of such reduction, and depending on the time remaining before the Expiration Date of the Offer, the Purchaser may be required to extend the Offer. If you are the holder of record of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes, Parent, Purchaser and Thorne have entered into the Merger Agreement, which is that certain Agreement and Plan of Merger, dated as of August 27, 2023. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Thorne. If the Minimum Condition and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Thorne stockholders.

What are the most significant conditions to the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things:

•	the Minimum Condition;

•

the waiting periods (and any extensions thereof), if any, applicable to the Transactions pursuant to the HSR Act having expired or otherwise been terminated, and all requisite consents, directions or orders required to consummate the Transactions pursuant thereto having been obtained;

•

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions being in effect, and no action having been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation, order having been enacted, entered, enforced or deemed applicable to the Transactions, that, in each case, prohibits, makes illegal or enjoins the consummation of the Transactions; and

•	the Termination Condition.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Thorne. The Offer is not subject to any financing conditions. We cannot, however, waive the Minimum Condition or the Termination Condition without the consent of Thorne. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other Transactions?

Yes. We estimate that we will need approximately $705 million to purchase all of the Shares pursuant to the Offer, to complete the Merger (which estimate includes payment in respect of all outstanding restricted stock units (“Company RSUs”), options to purchase Shares that are exercisable and have an exercise price of less than $10.20 per Share (“Company Options”), in each case, granted under Thorne’s equity incentive plans, and all warrants to purchase Shares (“Company Warrants”)) and to pay our estimated related transaction fees and expenses. L Catterton X, L.P., a Delaware limited partnership, and L Catterton X Offshore, L.P., a Cayman Islands exempted limited partnership (collectively, the “Guarantors”), have provided Parent with an equity commitment letter, pursuant to which, among other things, the Guarantors have agreed to contribute to Parent up to an aggregate of $705 million to purchase equity or debt securities of Parent, subject to the satisfaction of certain customary conditions set forth in the equity commitment letter. Parent will contribute or otherwise advance to Purchaser sufficient proceeds from the Guarantors’ equity or debt investment, which, taken together with Thorne’s cash on hand at the Offer Acceptance Time, we anticipate will be sufficient to purchase all of the Shares in the Offer and complete the Merger and to pay our estimated related transaction fees and expenses. See Section 9—“Source and Amount of Funds.”

The Offer is not conditional upon the Buyer Parties obtaining third-party debt financing. However, Thorne has agreed in the Merger Agreement to take certain actions to assist the Buyer Parties in obtaining third-party debt financing. See Section 11—“The Merger Agreement; Other Agreements.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	the Buyer Parties have received an equity commitment in respect of funds which will be sufficient to purchase all Shares tendered pursuant to the Offer and consummate the Merger;

•

the Guarantors are private equity funds engaged in the purchase, sale and ownership of private equity investments and have no business operations other than investing; only the Guarantors’ commitment to fund the equity commitment as described above and in Section 9—“Source and Amount of Funds” is material to your decision with respect to the Offer; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same applicable Offer Price in the Merger, as applicable.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m., Eastern time, at the end of October 12, 2023, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two Nasdaq trading days. Shares delivered by a Notice of Guaranteed Delivery that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL will not be counted by Purchaser toward the satisfaction of the Minimum Condition; therefore it is preferable for Shares to be tendered by the other methods described herein. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Time. If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. We are required to extend our Offer beyond its then-scheduled Expiration Time for any period required by any law, or any rule, any regulation, interpretation or position of the SEC, the SEC staff or Nasdaq applicable to the Offer, or for one or more periods of up to 10 business days each (or such longer period as we may agree to with Thorne) if any conditions to the Offer (other than the Minimum Condition and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer, if such conditions would be satisfied or validly waived if the expiration of the Offer were to happen at such time) have not been satisfied or waived (and are then capable of being satisfied). In no event will we be required to extend our Offer beyond the termination of the Merger Agreement in accordance with its terms.

In addition, we may, and, at the written request of Thorne, we will, extend our Offer for one or more periods of up to 10 business days each (or such longer period as we may agree to with Thorne), if at the then-scheduled Expiration Time each of the conditions to the Offer (other than the Minimum Condition and such conditions that by their nature are to be satisfied at the expiration of the Offer, if such conditions would be satisfied or validly waived if the expiration of the Offer were to happen at such time) has been satisfied or waived by Purchaser, and the Minimum Condition has not been satisfied, provided that in no event will we be required to extend the Offer for more than 30 business days in the aggregate pursuant to this obligation. In no event, however, will we be required to extend our Offer beyond the valid termination of the Merger Agreement in accordance with its terms.

See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

Can the Offer be terminated?

Unless the Merger Agreement is terminated in accordance with its terms, Purchaser shall not, and Parent shall cause Purchaser not to, terminate or withdraw the Offer prior to any scheduled Expiration Time without the prior written consent of Thorne.

What will happen if the Merger Agreement is terminated before the Offer is accepted?

If the Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after such termination of the Merger Agreement and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, Eastern time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you are the shareholder of record, to tender your Shares you must deliver the certificates (if any) representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company, together with a completed Letter of Transmittal or an Agent’s Message, and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such two trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Time by following the procedures for withdrawing your Shares in a timely manner. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Exchange Act after November 13, 2023, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or nominee prior to the expiration of the Offer in a timely manner to arrange for the withdrawal of your Shares. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, who must withdraw such Shares while you still have the right to do so. See Section 4—“Withdrawal Rights.”

What does the Thorne Board think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Special Committee and the Thorne Board. The Special Committee and the Thorne Board have each unanimously:

•	determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders;

•	determined that it is in the best interests of the Company and its stockholders to enter into, and declared advisable, the Merger Agreement;

•

approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained therein; and

•

resolved to recommend, respectively, that the Thorne Board approve and adopt the Merger Agreement and that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Thorne.”

Do I have to vote to approve the Offer or the Merger?

No. Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If, following the completion of the Offer, the Shares accepted for payment pursuant to the Offer together with the Shares otherwise owned by us or our affiliates equal at least a majority of the voting power of the then-outstanding Shares and the other conditions of the Merger are satisfied or waived (if waivable), assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of the Company. See Section 12—“Purpose of the Offer; Plans for Thorne.”

Upon successful consummation of the Offer, will Thorne continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Thorne will be required in connection with the Merger. If the Merger takes place, Thorne will no longer be publicly-owned or listed. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, unless you exercise appraisal rights in the manner described below, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, the Shares will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the Shares, and Thorne will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. So long as a sufficient number of Shares are tendered to satisfy the Minimum Condition in the Offer and the other conditions to the Offer and the Merger have been satisfied or waived by the Buyer Parties and the Company, then Purchaser will be merged with and into Thorne. If the Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept any Shares for purchase or consummate the Offer or the Merger and we may not accept the Shares tendered without Thorne’s consent. If the Merger takes place, Parent will own all of the Shares, and all remaining Shares outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”), other than the Excluded Shares, will be converted into the right to receive $10.20 per Share, in cash, without interest and subject to any required withholding taxes and any Dividend Adjustments. See the “Introduction.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of the Buyer Parties or the Company are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders of record and beneficial owners of Shares who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand, and properly demand, appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Merger Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation in the Merger may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery of the State of Delaware (the “Court of Chancery”) and (ii) interest theretofore accrued, unless paid at that time. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series entitled to appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. The full text of Section 262 of the DGCL is publicly available and can be accessed without subscription or cost at the following website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. See Section 12—“Purpose of the Offer; Plans for Thorne.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Merger Effective Time (other than the Excluded Shares) will at the Merger Effective Time be converted into the right to receive the Offer Price, without interest and subject to any required withholding taxes and any Dividend Adjustments. Therefore, if the Merger takes place, the principal difference to you between tendering your Shares and not tendering your Shares is that if you tender your Shares, you may be paid earlier and that no appraisal rights will be available. Because the Merger will be effected under Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Thorne will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. Upon consummation of the Merger, there will no longer be any public trading market for the Shares. Also, Thorne will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On August 25, 2023, the last trading day before execution of the Merger Agreement was announced, the last sale price of the Shares reported on Nasdaq was $7.81 per Share. The Offer Price represents an approximately 113% premium to the 30-day volume weighted average price as of the unaffected date of July 20, 2023, the last full trading day prior to the date of public speculation regarding Thorne’s pursuit of a potential transaction. On September 13, 2023, the last trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $10.13 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. On August 27, 2023, the Buyer Parties entered into tender and support agreement (the “Support Agreements”) with each director of Thorne (or such directors’ affiliate, including Helsinn International (U.S.) Corporation, and Diversified Natural Products, Inc.), each executive officer of Thorne, certain other employees of Thorne, and Kirin Holdings Company, Limited. Prior to the execution of the Merger Agreement, holders of approximately 45% of Thorne’s outstanding Shares agreed to validly tender their shares in the Offer.

On August 28, 2023, following execution of the Merger Agreement, Mitsui & Co. Ltd, a holder of approximately 29% of Thorne’s outstanding Shares entered into a Support Agreement (each shareholder party to a Support Agreement, a “Support Agreement Party”) and agreed to validly tender its shares in the Offer.

Under the Support Agreements, each Support Agreement Party has agreed to validly and irrevocably tender in the Offer all of such Support Agreement Party’s Shares. Each Support Agreement Party has also agreed to vote all such Shares against (a) any action or agreement that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Thorne contained in the Merger Agreement, or of such Support Agreement Party contained in such Support Agreement Party’s Support Agreement, or (ii) result in any of the conditions set forth in Section 2.4 or Annex A of the Merger Agreement not being satisfied on or before the Termination Date (as such term is defined in the Merger Agreement); (b) any change in the Thorne Board that is not recommended or approved by the Thorne Board; and (c) any Acquisition Proposal or any other action, agreement or transaction involving Thorne that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or prevent the consummation of the Offer or the Merger.

See Section 11 — “The Merger Agreement; Other Agreements —Tender and Support Agreements.”

Are there any compensation arrangements between the Purchaser Entities and Thorne’s executive officers or other key employees?

No. As of the date of this Offer to Purchase, no member of Thorne’s current management has entered into any agreement, arrangement or understanding with the Purchaser Entities (as defined in Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Parties”) or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. See Section 12—“Purpose of the Offer; Plans for Thorne.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by the Offer Price in cash, without interest and subject to any required withholding taxes and Dividend Adjustments, promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What will happen to my Company Warrants in the Offer and the Merger?

Pursuant to the Merger Agreement, at the Merger Effective Time, each warrant to purchase Shares (each, a “Company Warrant”) that is outstanding and unexercised immediately prior to the Merger Effective Time will be automatically cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to the product of (i) $10.20 (less the exercise price per share attributable to such Company Warrant) multiplied by (ii) the total number of Shares issuable upon exercise in full of such Company Warrant, subject to any required tax withholdings and any Dividend Adjustments. See Section 11—“The Merger Agreement; Other Agreements.”

What will happen to my Company Options and Company RSUs in the Offer and the Merger?

Pursuant to the Merger Agreement, each outstanding Company RSU and Company Option will accelerate and vest in full, to the extent unvested, and be cancelled and converted into and will become a right to receive cash, without interest, equal to $10.20 (less the applicable per share exercise price with respect to such Company Option) multiplied by the number of Shares subject to the Company RSU or Company Option, as applicable, subject to any required tax withholding and any Dividend Adjustments, payable shortly after the closing of the Merger (each, an “Equity Award Cash-Out Payment”). Thorne’s equity incentive plans will terminate as of the Merger Effective Time. See Section 11—“The Merger Agreement; Other Agreements.”

What are the material United States federal income tax consequences of the Offer and the Merger?

If you are a United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be subject to United States federal income tax. In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange in the Offer or the Merger and the amount of cash you receive for those Shares. If you are a United States holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for more than one year. If you are a Non-United States holder (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences”), you will generally not be subject to United States federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares. See Section 5—“Certain Material United States Federal Income Tax Consequences” for a further discussion of certain material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call D.F. King & Co., Inc. toll-free at (800) 628-8532, or contact by email at THRN@dfking.com. Banks and brokers may call (212) 269-5550.

INTRODUCTION

To the Holders of Shares of Common Stock of Thorne HealthTech, Inc.:

Healthspan Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Healthspan Buyer, LLC (“Parent”), a Delaware limited liability company, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Thorne HealthTech, Inc., a Delaware corporation (“Thorne” or the “Company”), at a price of $10.20 per Share, net to the seller in cash, without interest and subject to any required withholding taxes and any Dividend Adjustments (as defined in Section 6—“Price Range of Shares; Dividends”) (such amount or any higher amount per Share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire one minute after 11:59 p.m., Eastern time at the end of October 12, 2023 (the “Initial Expiration Date” and such date or such subsequent date, if any, to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”, and the time that is one minute after 11:59 p.m., Eastern time on the Expiration Date, the “Expiration Time”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2023 (as the same may be amended, the “Merger Agreement”), by and among Parent, Purchaser and Thorne. The Merger Agreement provides that Purchaser will be merged with and into Thorne (the “Merger”) with Thorne continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, (i) at the effective time of the Merger (the “Merger Effective Time”), each Share outstanding immediately prior to the Merger Effective Time (other than (A) held by the Company and any of its subsidiaries (collectively, the “Company Group”), (B) owned by the Buyer Parties (including, for the avoidance of doubt, Shares acquired by Purchaser pursuant to the Offer), (C) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties or (D) such Shares as to which the holder or beneficial owner thereof has properly and validly exercised and not failed to perfect or effectively waived, withdrawn or lost their statutory rights of appraisal of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL” and the Shares referenced in clauses (A), (B), (C) and (D), the “Excluded Shares”)) will be converted into the right to receive the Offer Price. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of the Company Warrants, the Company RSUs and the Company Options.

Tendering stockholders who are record owners of their Shares and tender directly to Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions. Parent or Purchaser will pay all charges and expenses of the Depositary and D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

Following careful consideration, the special committee (the “Special Committee”) of the board of directors of Thorne (the “Thorne Board”) and the Thorne Board have each unanimously: (a) determined that the terms of the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders; (b) determined that it is in the best interests of the Company and its stockholders to enter into, and declared advisable, the Merger Agreement; (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other Transactions, upon the terms, and subject to the conditions, contained therein; and (d) resolved to recommend, respectively, that the Thorne Board approve and adopt the Merger Agreement and that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Thorne Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in Thorne’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will be mailed to the stockholders of Thorne within 10 business days following this Offer to Purchase.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things:

(i) the number of Shares tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, upon consummation of the Offer, together with the Shares then owned by Parent and Purchaser (if any) (excluding Shares (A) tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures, or (B) tendered by the Company or any of its wholly-owned subsidiaries), representing at least a majority of all then-outstanding Shares (excluding, for the avoidance of the doubt, Shares (x) that are owned or held by the Company (including shares held in treasury) or any of its wholly-owned subsidiaries, and (y) that are owned or held by Purchaser as a result of any tender into the Offer by the Company or any of its wholly-owned subsidiaries) (the “Minimum Condition”);

(ii) the waiting periods (and any extensions thereof), if any, applicable to the transactions contemplated by the Merger Agreement (the “Transactions”) pursuant to the HSR Act (as defined herein) having expired or otherwise been terminated, and all requisite consents, directions or orders required to consummate the Transactions pursuant thereto having been obtained;

(iii) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions being in effect, and no action having been taken by any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign (any of the foregoing, a “Governmental Authority”) of competent jurisdiction, and no statute, rule, regulation, order having been enacted, entered, enforced, or deemed applicable to the Transactions, that, in each case, prohibits, makes illegal, or enjoins the consummation of the Transactions; and

(iv) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”).

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Thorne. We cannot, however, waive the Minimum Condition or the Termination Condition without the consent of Thorne. See Section 15—“Certain Conditions of the Offer.”

Thorne has advised Parent that, as of the close of business on September 11, 2023, there were 54,036,771 Shares issued and outstanding. Assuming that no Shares are issued after September 11, 2023, a minimum of 27,018,386 Shares would need to be validly tendered and not withdrawn prior to the Expiration Time in order to satisfy the Minimum Condition. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer.

The Merger Agreement provides that, at the Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors and officers of Purchaser immediately prior to the Merger Effective Time will be the directors and officers of the Surviving Corporation.

If the Minimum Condition and certain statutory requirements are satisfied, Purchaser will have the ability after the time Purchaser accepts for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) to consummate the Merger without the affirmative vote of any other stockholder of Thorne pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. See Section 11—“The Merger Agreement; Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Certain Conditions of the Offer.”

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Time for any period required by any law, or any rule, regulation, interpretation or position of the SEC, the SEC staff or of Nasdaq applicable to the Offer, or for one or more periods of up to 10 business days each (or such longer period as we may agree to with Thorne) if any conditions to the Offer (other than the Minimum Condition and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer, if such conditions would be satisfied or validly waived if the expiration of the Offer were to happen at such time) have not been satisfied or waived (and are then capable of being satisfied) at the then-scheduled Expiration Time. In no event will Purchaser be required to extend the Offer beyond the termination of the Merger Agreement in accordance with its terms.

In addition, Purchaser may, and, at the request in writing of Thorne, Purchaser will, extend the Offer for one or more periods of up to 10 business days each (or such longer period as we may agree to with Thorne), if at the then-scheduled Expiration Time each of the conditions to the Offer (other than the Minimum Condition and such conditions that by their nature are to be satisfied at the expiration of the Offer, if such conditions would be satisfied or validly waived if the expiration of the Offer were to happen at such time) has been satisfied or waived by Purchaser, and the Minimum Condition has not been satisfied, provided that in no event shall Purchaser be required to extend the Offer for more than 30 business days in the aggregate pursuant to this obligation. In no event, however, will we be required to extend our Offer beyond the valid termination of the Merger Agreement in accordance with its terms.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the conditions set forth in Section 15—“Certain Conditions of the Offer” have not been satisfied or waived by Purchaser on the terms and subject to the conditions set forth in the Merger Agreement, (ii) to waive any condition to the Offer (other than the Minimum Condition or the Termination Condition, which may only be waived with the consent of Thorne) in its sole discretion or (iii) to increase the Offer Price or make any change in the terms of, or conditions to, the Offer in any respect that is not adverse to the holders of Shares, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser may not, however, among other actions, change the form of consideration to be paid in the Offer, decrease the amount of consideration to be paid in the Offer or the number of Shares sought in the Offer (other than any Dividend Adjustments), amend or modify any condition to the Offer in a manner adverse to the holders of Shares in their capacities as such, or amend or modify any other term of or condition to the Offer in any manner that is adverse to the holders of Shares in their capacities as such, in each case without the prior written consent of Thorne.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, Eastern time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the

Exchange Act. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service and making any appropriate filing with the SEC. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 AM through 12:00 midnight, Eastern time.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, promptly after the termination of the Offer or withdrawal of such Shares, Purchaser shall, and Parent shall cause Purchaser to, immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Time, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If the Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after the termination of the Merger Agreement and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

Thorne has provided Purchaser with Thorne’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares.

This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Thorne’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn pursuant to the Offer promptly after the Expiration Time. Subject to the Merger Agreement and in compliance with Rule 14e-1 under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if applicable the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company, (the “Book-Entry Transfer Facility”) confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Letter of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer at the Book Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares (if any) must be received by the Depositary at such address or, for Shares held via book entry at the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. For any uncertificated Shares held of record by a person other than a clearing corporation as nominee, such Shares will only be deemed to have been tendered for the purposes of satisfying the Minimum Condition upon physical receipt of an executed letter of transmittal by the Depositary.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the National Association of Securities Dealers Automated Quotations Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

iii.

if applicable, the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer at the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment as Proxy. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Thorne’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (the “IRS”) a portion of the amount of any payments made to certain stockholders pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder who is a “U.S. person” as defined in the instructions to the IRS Form W-9 must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, certain corporations and certain foreign individuals) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to U.S. federal backup withholding (currently imposed at a rate of 24%). All stockholders surrendering Shares pursuant to the Offer who are U.S. persons should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each stockholder who is not such a U.S. person must submit an appropriate and properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary or from the IRS website at: http://www.irs.gov/w8) certifying, under penalties of perjury, to such non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after November 13, 2023, which is the 60th day after the commencement of the Offer, unless prior to that date such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding upon the tendering party. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (such as estate or gift tax laws or the Medicare tax on certain investment income). This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). The summary does not address the tax consequences to any persons that exercise their appraisal rights in accordance with Delaware law and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	a controlled foreign corporation or passive foreign investment company;

•	a corporation that accumulates earnings to avoid U.S. federal income tax;

•	a government organization;

•	a person holding Shares through a partnership or other entity or arrangement classified as a partnership or disregarded entity for U.S. federal income tax purposes, including S corporations;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a person subject to the alternative minimum tax provisions of the Code;

•	a person who received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a United States holder (as defined below) that has a functional currency other than the United States dollar;

•	a person who holds Shares as “qualified small business stock” within the meaning of Section 1202 or Section 1045 of the Code;

•	a person holding Shares that are, or were in the past, subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code);

•	a person who is deemed to sell Shares under the constructive sale provisions of the Code;

•	a person that actually or constructively owns 5% or more of the Shares at any time;

•	an accrual method taxpayer subject to Section 451(b) of the Code;

•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	certain former citizens and long-term residents of the United States.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Holders that are partnerships and partners in such partnerships should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. Important Note: If you are a citizen or tax resident or subject to the tax laws of more than one country, you should be aware that there might be additional or different tax and social insurance consequences that may apply to you.

Because individual circumstances may differ, we urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation), created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•

a trust if (A) (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) it was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. treasury regulations to be treated as a United States person.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash.

Long-term capital gains of non-corporate United States holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a United States holder acquired different blocks of Shares at different times and different prices, such United States holder must calculate gain or loss separately with respect to each such block of Shares.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or the Merger generally will be subject to backup withholding tax at the applicable rate (currently 24%) unless the applicable United States holder or other payee provides its valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Each United States holder who is a “U.S. person” (as defined in the instructions to IRS Form W-9) should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” United States holders who fail to furnish a taxpayer identification number in the manner required may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a United States holder result in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each United States holder should consult his or her own tax advisors regarding application of backup withholding in his or her particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current treasury regulations.

Non-United States Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner, that is not a United States holder or a partnership for United States federal income tax purposes. The following discussion applies only to Non-United States holders.

Payments with Respect to Shares

Gain recognized on payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or the Merger generally will be exempt from United States federal income tax unless:

•

the gain is “effectively connected” with the Non-United States holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-United States holder);

•	the Non-United States holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

Thorne is or has been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes during the shorter of the non-United States holder’s holding period or the five years preceding the sale, and certain exceptions do not apply.

A Non-United States holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale as if it were a United States holder. In addition, if a Non-United States holder described in the first bullet point above is a corporation for U.S. federal income tax purposes, it may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

An individual Non-United States holder described in the second bullet point above will generally be subject to a flat 30% (or such lower rate as may be provided by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that such Non-United States holder has timely filed U.S. federal income tax returns with respect to such losses.

In the event Thorne is or becomes a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Merger Effective Time), provided that our common stock is regularly traded, as defined by applicable U.S. treasury regulations, on an established securities market, Shares will be treated as “United States real property interests,” subject to U.S. federal income tax, only with respect to a Non-United States holder that actually or constructively owns more than 5% of the Shares during the shorter of the five year period ending on date of the Offer Acceptance Time (or, if applicable, the Merger Effective Time), or the period that the Non-United States holder held the Shares.

Backup Withholding Tax

A Non-United States holder generally will be subject to backup withholding tax (currently imposed at a rate of 24%) with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger unless the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a United States person or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” IRS Forms W-8 are available for download from the IRS website at: http://www.irs.gov/w8.

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a Non-United States holder result in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each Non-United States holder should consult his or her own tax advisors regarding application of backup withholding in his or her particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current treasury regulations.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER OR THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

6.	Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “THRN.” The following table sets forth for the indicated periods the high and low sales prices per Share as reported on Nasdaq. Thorne has not declared or paid any dividends during the applicable periods.

	High	Low
Year Ended December 31, 2021:
Third Quarter (beginning September 23, 2021)	$8.90	$7.50
Fourth Quarter	$10.13	$5.20
Year Ended December 31, 2022:
First Quarter	$6.66	$4.17
Second Quarter	$7.38	$4.61
Third Quarter	$6.45	$4.00
Fourth Quarter	$5.20	$3.41
Year Ending December 31, 2023:
First Quarter	$5.38	$3.53
Second Quarter	$5.18	$4.29
Third Quarter (through September 13, 2023)	$10.19	$4.48

The Offer Price represents an approximately 113% premium to the 30-day volume weighted average price as of the unaffected date of July 20, 2023, the most recent trading date prior to the date of public speculation regarding Thorne’s pursuit of a potential transaction. On September 13, 2023, the last trading day prior to the original printing of this Offer to Purchase, the last per share sale price of the Shares reported on Nasdaq was $10.13 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Merger Agreement provides that if the Company establishes a record date for, declares, sets aside or pays any dividend or other distribution payable in cash, property or otherwise with respect to any Shares (other than any stock distribution or stock dividend (including any stock dividend or other distribution of securities convertible into Shares)), any such dividend or other distribution paid, set aside or declared with a record date prior to the Offer Acceptance Time shall reduce the Offer Price on a dollar-for-dollar basis (in the case of any dividend or distribution that is not in cash, based on the fair value of such property or otherwise as reasonably determined by Parent) (any such reduction, a “Dividend Adjustment”). If the Offer Price is reduced because of any Dividend Adjustments, the Purchaser will provide notice of such reduction, and depending on the time remaining before the Expiration Date of the Offer, the Purchaser may be required to extend the Offer. In addition, the Offer Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock distribution or stock dividend (including any stock dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Shares, occurring prior to the Offer Acceptance Time.

7.	Certain Information Concerning Thorne.

The following description of Thorne and its business has been taken from or is based upon information furnished by Thorne or its representatives or upon publicly available documents and records on file with the SEC and other public sources. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Thorne, whether furnished by Thorne or contained in such filings, or for any failure by Thorne to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to us.

General. Thorne was incorporated as a Delaware corporation on June 17, 2010 as Thorne Holding Corp. Thorne’s principal executive offices are located at 152 W. 57th Street, New York, New York 10019, and its telephone number is (929) 251-6321. Thorne’s website address is located at https:/www.thorne.com/ and its investor relations website is located at https://investors.thornehealthtech.com/.

In September 2021, Thorne completed its initial public offering. Thorne is a science-driven wellness company developing innovative solutions for a personalized approach to health and wellness. Thorne seeks to bring the scientific rigor of biopharma to the prevention space to help people live longer, healthier lives.

Available Information. Thorne is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Thorne’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Thorne’s securities, any material interests of such persons in transactions with Thorne, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Thorne’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available free of charge at the SEC’s website at www.sec.gov. Thorne also maintains a website at www.thorne.com. The information contained in, accessible from or connected to Thorne’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Thorne’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent, Purchaser and Certain Related Parties.

Purchaser is a wholly-owned subsidiary of, and controlled by, Parent. Healthspan Intermediate, LLC is the sole member of Parent. Healthspan Topco, LLC is the sole member of Healthspan Intermediate, LLC. Healthspan Holdings, LP is the sole member of Healthspan Topco, LLC. The general partner of Healthspan Holdings, LP is Healthspan GP, LLC. LC10 Management, LLC is the sole member of Healthspan GP, LLC. The managing members of LC10 Management, LLC are J. Michael Chu, Scott A. Dahnke and Daniel Reid. The entities in the preceding sentences are collectively referred to herein as the “Purchaser Entities.” The principal business address for each of the Purchaser Entities is located at c/o Catterton Management Company, L.L.C., 599 West Putnam

Avenue, Greenwich, Connecticut 06830 and the telephone number of these entities is (203) 629-4901. The Purchaser Entities other than LC10 Management, LLC were formed on August 25, 2023, solely for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. LC10 Management, LLC’s principal business is to manage investment funds. The Purchaser Entities are affiliates of the flagship buyout fund of L Catterton, a market-leading consumer-focused investment firm.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of the Purchaser Entities and certain other information are set forth in Schedule I to this Offer to Purchase.

As of the date of this Offer to Purchase, (i) none of the Purchaser Entities or, to the best knowledge of each of the Purchaser Entities, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Purchaser Entities or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Purchaser Entities or, to the best knowledge of the Purchaser Entities, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Purchaser Entities or their respective subsidiaries or, to the best knowledge of the Purchaser Entities, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with Thorne or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Purchaser Entities or, to the best knowledge of the Purchaser Entities, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of Thorne, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of the Purchaser Entities or, to the best knowledge of the Purchaser Entities, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Thorne or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between the Purchaser Entities or any of their respective subsidiaries or, to the best knowledge of the Purchaser Entities, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Thorne or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Thorne’s securities, an election of Thorne’s directors or a sale or other transfer of a material amount of Thorne’s assets during the past two years.

None of the persons listed in Schedule I has, to the knowledge of the Purchaser Entities, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of the Purchaser Entities, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9.	Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Purchaser estimate that the total amount of funds required (i) to purchase all outstanding Shares pursuant to the Offer and to complete the Merger, (ii) to pay for the Company RSUs, the Company Options and the Company Warrants required to be cashed out by the Merger Agreement and (iii) to pay our related transaction fees and expenses will be approximately $705 million. The Buyer Parties anticipate funding these payments through the issuance of equity and/or debt of Parent, and the incurrence or issuance of equity and/or debt of Purchaser.

Financing. The obligation of the Buyer Parties to consummate the Offer and the Merger is not subject to any financing condition. In connection with the financing of the Offer and the Merger, the Guarantors and Parent have entered into an equity commitment letter, dated as of August 27, 2023 (the “Equity Commitment Letter”), pursuant to which the Guarantors have agreed to provide Parent with an equity and/or debt commitment of up to $705 million in cash. We anticipate that the proceeds from the Equity Commitment Letter together with cash on hand at Thorne (or one or more of its subsidiaries) will be sufficient to purchase all of the Shares in the Offer, pay for the Company RSUs, the Company Options and the Company Warrants required to be cashed out by the Merger Agreement and complete the Merger. Thorne has a contractual right to enforce the Equity Commitment Letter against the Guarantors and, under the terms of the Merger Agreement, Thorne has the right to specifically enforce Parent’s obligation to consummate the Offer and the Merger, subject to the satisfaction of the Minimum Condition, and the conditions to the Buyer Parties’ obligations to consummate the Offer and the Merger set forth in the Merger Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Guaranty. Concurrently with the execution of the Merger Agreement, the Guarantors and the Company have entered into a limited guaranty, dated as of August 27, 2023 (the “Guaranty”), in favor of the Company in respect of certain liabilities of the Buyer Parties in connection with the Merger Agreement (the “Guaranteed Obligations”).

The obligations of the Guarantors under the Guaranty are subject to an aggregate cap equal to $67,087,918 (the “Cap”).

The Guaranty will terminate upon the earliest of:

•	the occurrence of the Offer Acceptance Time, the consummation of the Offer and the Merger, and satisfaction of the Payment Obligations (as defined in the Merger Agreement);

•

the six-month anniversary of any valid termination of the Merger Agreement unless, prior to such six-month anniversary, Thorne has commenced a legal proceeding against Parent or Purchaser under and in accordance with the Merger Agreement for the payment of the Guaranteed Obligations or against the Guarantors under and in accordance with the Guaranty for payment of the Guaranteed Obligations; and

•

payment of the Guaranteed Obligations by or on behalf of the Guarantors and/or Parent or Purchaser in cash in an amount up to the Cap (or such lesser amount set forth in any final, non-appealable order or by written agreement of the Guarantors and Thorne).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Guaranty, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with Thorne.

The following is a description of L Catterton’s participation in a process with Thorne that resulted in the execution of the Merger Agreement. For a review of Thorne’s activities relating to this process, please refer to Thorne’s Schedule 14D-9 which will be mailed to Thorne’s stockholders within 10 business days following this Offer to Purchase. References to L Catterton in this section may be references to affiliates and representatives of L Catterton, including the Purchaser Entities and the Guarantors.

The following is a description of certain contacts between representatives of L Catterton, including its flagship fund (“Catterton Flagship”), its growth fund (“Catterton Growth”) and its Asia fund (“Catterton Asia”), and Thorne that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Thorne’s additional activities, please refer to the Schedule 14D-9 that will be filed by Thorne with the SEC and mailed to Thorne stockholders.

On December 8, 2022, a representative of Catterton Growth, which had familiarity with Thorne and had previously expressed interest in transacting with Thorne through a de-SPAC transaction prior to Thorne’s initial public offering, contacted Paul Jacobson, Chairman of the Thorne Board and Chief Executive Officer of Thorne, to invite him to dinner for the purpose of receiving an update with respect to Thorne’s business.

On December 20, 2022, Mr. Jacobson attended dinner with a representative of Catterton Growth, during which the representative of Catterton Growth raised the possibility of a growth equity investment in Thorne by Catterton Growth.

On December 22, 2022, Catterton Growth submitted to Thorne an unsolicited non-binding proposal for a $50 million investment in Thorne through senior unsecured convertible notes, with a conversion price equal to the lower of a 20% premium to the 20-trading day volume-weighted average price per share at the signing of a definitive agreement for the transaction and $5.35 per share, among other terms. Mr. Jacobson communicated the proposal to the Thorne Board, and none of the members of the Thorne Board expressed a desire to engage in negotiations with Catterton Growth based on the terms proposed.

On or about December 28, 2022, Mr. Jacobson informed a representative of Catterton Growth that the Thorne Board was unlikely to be interested in pursuing a growth equity investment on the terms proposed, and the representative expressed interest in exploring other potential transactions. To facilitate further discussion regarding potential transactions, on December 28, 2022, Thorne entered into a customary confidentiality agreement with L Catterton, which confidentiality agreement did not contain any standstill or similar provisions.

Throughout February and March of 2023, representatives of Catterton Asia reached out to Thorne regarding a potential transaction between Catterton Asia and Thorne. During this time, representatives of Catterton Asia suggested to Thorne potential transaction structures that would require certain Thorne stockholders to roll over a portion of their equity interests in Thorne, with the remainder of the transaction consideration being funded by both active L Catterton funds and other strategic partners.

On March 2, 2023, at the request of Catterton Asia, Thorne’s management team presented virtually to representatives of Catterton Asia regarding certain publicly available information related to Thorne.

On April 6, 2023, Catterton Asia submitted to Thorne an unsolicited non-binding proposal to acquire 51% of the outstanding Shares for between $8.00 and $10.00 per share in cash, with the final price subject to due diligence. The non-binding proposal contemplated that certain large stockholders and certain senior members of Thorne’s management would roll over a substantial portion of their equity interests in Thorne. On this date, the closing price of Thorne’s stock was $4.79 per share.

On April 10, 2023, Catterton Asia submitted to Thorne a due diligence request list.

On May 5, 2023, representatives of Canaccord Genuity LLC, financial advisor to the Special Committee of the Thorne Board (“CG”), held a telephonic meeting with representatives of Catterton Asia to receive background information regarding its April 6, 2023, proposal and regarding its previously submitted due diligence request list.

On May 9, 2023, representatives of Catterton Asia participated in a site visit to Thorne’s manufacturing plant in Summerville, South Carolina. Following the site meeting, L Catterton indicated to Thorne that Catterton Flagship had also been considering a transaction with Thorne, Catterton Growth and Catterton Asia would no longer be pursuing a transaction with Thorne, and all considerations by L Catterton for a potential transaction with Thorne going forward would be on behalf of Catterton Flagship.

On June 6, 2023, in connection with Catterton Flagship’s interest in Thorne, L Catterton entered into a new customary confidentiality agreement with Thorne, which form included a customary standstill provision that permitted L Catterton to convey confidential proposals to the Thorne Board, did not contain restrictions on non-public requests for waivers of the standstill restrictions and fell away in the event, among other things, that Thorne entered into a definitive agreement regarding a sale of Thorne to another party. L Catterton entered into this confidentiality agreement at the request of Thorne in connection with Thorne’s commencement of a formal process to solicit interest regarding a potential strategic transaction with Thorne, in order to enable Thorne to provide Catterton Flagship with preliminary due diligence information in response to Catterton Flagship’s due diligence requests arising from its preliminary review and consideration of Thorne.

On June 26, 2023, at Catterton Flagship’s invitation, Mr. Jacobson met with representatives of Catterton Flagship for dinner. During the dinner, the representatives of Catterton Flagship provided Mr. Jacobson more information about the background and capabilities of Catterton Flagship. No discussion occurred at the dinner regarding the proposed terms of any potential transaction.

On June 29, 2023, preliminary diligence materials were made available to Catterton Flagship for the first time through a virtual data room, which materials included Thorne’s long-range plan and a confidential information presentation prepared by Thorne’s management team with the assistance of CG.

On July 5, 2023, at Catterton Flagship’s request, a representative of Wilson Sonsini Goodrich & Rosati, P.C., outside counsel to Thorne and the Special Committee (“Wilson Sonsini”) and representatives of Kirkland & Ellis LLP, Catterton Flagship’s outside counsel (“Kirkland”), held an introductory telephonic meeting, and the representatives of Kirkland stated that Catterton Flagship intended to submit within the next two weeks, ahead of any bid deadline designated by the Special Committee, a non-binding proposal for an acquisition of 100% of the outstanding Shares. The representatives of Kirkland indicated that the proposal would not provide for any rollover or re-investment from Thorne’s stockholders or management and would reflect full equity commitments and no financing contingencies. The representatives of Kirkland also reiterated that such proposal would be made by Catterton Flagship, and not Catterton Growth or Catterton Asia, and that any prior proposals submitted on behalf of Catterton Growth or Catterton Asia were separate and withdrawn.

On July 21, 2023, CG made available to Catterton Flagship a process letter instructing Catterton Flagship to submit a preliminary non-binding proposal for a strategic transaction with Thorne by 5:00 p.m. Eastern Time on August 10, 2023.

Also on July 21, 2023, Catterton Flagship submitted a non-binding proposal for an acquisition of 100% of the outstanding Shares for $9.25 per share in cash, which assumed capitalization information for Thorne based on Thorne’s 10-Q for the quarter ended March 31, 2023. The proposal stated that, with sufficient access, Catterton Flagship would be able to complete due diligence and deliver a final proposal by August 7, 2023, and sign a definitive agreement within 10 days of the Thorne Board accepting a final proposal, and that the transaction would be funded entirely through equity investments and would not be subject to any financing condition.

During the two week period beginning on July 31, 2023, Thorne’s management team participated in eight diligence meetings with and responding to diligence requests from, and coordinating in-person or virtual management meetings with, representatives of Catterton Flagship.

On or about August 3, 2023, Thorne made available to Catterton Flagship Thorne’s updated capitalization information as of July 3, 2023.

On August 3, 2023, representatives of Catterton Flagship participated in a site visit to Thorne’s facility in Summerville, South Carolina.

On August 10, 2023, Catterton Flagship submitted an updated non-binding proposal to Thorne to acquire 100% of the outstanding Shares for $9.75 per share in cash. The updated proposal stated that Catterton Flagship would be able to sign a definitive agreement within 10 days of Thorne accepting the proposal and continued to state that the transaction would be fully funded through equity investments without any financing conditions.

On August 15, 2023, representatives of CG contacted representatives of each of Catterton Flagship, informing Catterton Flagship that Catterton Flagship was one of two leading bidders in Thorne’s process, but that Catterton Flagship’s most recent proposal was not sufficiently differentiated from that of the other bidder for the Special Committee to move forward with Catterton Flagship, and that Thorne would make available a draft definitive agreement and was requesting revised proposals, together with a revised draft of the definitive agreement, by August 18, 2023. Representatives of Catterton Flagship expressed its disappointment upon hearing that it had not yet sufficiently differentiated itself and reiterated its interest in acquiring Thorne, but stated that Catterton Flagship was not willing to proceed on the timeline and process proposed by the Special Committee and would accordingly reconsider its participation in the process.

On August 16, 2023, Catterton Flagship submitted a revised non-binding proposal to acquire Thorne for $10.00 per share in cash, which proposal continued to state that Catterton Flagship would be able to sign a definitive agreement within 10 days of Thorne accepting the proposal and that the transaction would be fully funded through equity investments without any financing conditions. The proposal also stated that the proposal was Catterton Flagship’s best and final offer and requested that the Thorne Board confirm acceptance of the proposal and enter into a customary exclusivity agreement with Catterton Flagship for a period of 10 days by 5:00 p.m. Eastern Time on August 17, 2023.

On August 17, 2023, Mr. Jacobson contacted a representative of Catterton Flagship and informed such representatives that Catterton Flagship had demonstrated significant interest in Thorne and its proposal offered great certainty to an expeditious signing and closing of a transaction, but that Catterton Flagship would need to increase its proposal on price to $10.25 per share before Thorne would enter into exclusive negotiations with Catterton Flagship. Soon thereafter, Catterton Flagship agreed to increase the per share price of its proposal to acquire Thorne to $10.20 per share in cash, which agreement was memorialized by the entry by Thorne and Catterton Flagship into a customary exclusivity agreement providing for exclusive discussions between Thorne and Catterton Flagship regarding a potential strategic transaction until 9:00 a.m. Eastern Time on August 28, 2023, or such earlier time that Catterton Flagship proposed to reduce the per share price for Shares from $10.20 per share or indicated that it no longer wished to acquire Thorne. Concurrently with Thorne’s agreement to enter into the exclusivity agreement, representatives of Wilson Sonsini provided to Catterton Flagship and Kirkland an initial draft of the Merger Agreement, which, among other things, contemplated a full equity financing commitment of the Transactions by the Guarantors, specific performance rights for Thorne to enforce the Buyer Parties’ obligations to consummate the Transactions and for Thorne to enforce the equity financing commitments, a Thorne termination fee of 2.5% of the transaction equity value, and no limitation on the liability of the Buyer Parties.

Between August 17, 2023, and August 27, 2023, members of Thorne’s management team continued to meet with representatives of Catterton Flagship and provide information regarding Thorne in furtherance of Catterton Flagship’s due diligence investigation of Thorne.

During the same period, representatives of Thorne and Wilson Sonsini negotiated the Merger Agreement with representatives of Catterton Flagship and Kirkland. In particular, representatives of Kirkland delivered to Wilson Sonsini a revised draft of the Merger Agreement on August 21, 2023, that, among other changes, included more restrictive and buyer-favorable “no shop” provisions, a Thorne termination fee of 3.9% of the transaction equity value and an unspecified limitation on the liability of the Buyer Parties, and representatives of Wilson Sonsini delivered to Kirkland a revised draft of the Merger Agreement on August 24, 2023, that, among other changes, included less restrictive and more seller-favorable “no shop” provisions, a Thorne termination fee of 3% of the transaction equity value and a limitation on the liability of the Buyer Parties equal to 10% of the transaction equity value. Revised drafts of the Merger Agreement continued to be shared between Wilson Sonsini and Kirkland throughout the day on August 26, 2023, with particular focus on terms of the “no shop” provisions and the size of the termination fee that is payable by Thorne as a condition to terminating the Merger Agreement.

On August 18, 2023, access to a full virtual data room containing substantially all of the confirmatory due diligence materials requested by Catterton Flagship prior to such date was provided to representatives of Catterton Flagship.

On August 19, 2023, representatives of Wilson Sonsini delivered to representatives of Kirkland an initial draft of the Support Agreement. Between August 19, 2023, and August 23, 2023, representatives of Thorne and Wilson Sonsini negotiated the Support Agreement with representatives of Catterton Flagship and Kirkland. During the same period, representatives of Wilson Sonsini also obtained feedback to the Support Agreement from each member of the Thorne Board (or its affiliate), Orrick Herrington & Sutcliffe, outside legal counsel to Thorne’s management team, and Kirin Holdings Company, Limited (“Kirin”) and Mitsui & Co., Ltd. (“Mitsui”) and their respective outside legal counsel, as Catterton Flagship requested that each of such Thorne stockholders enter into a Support Agreement.

On August 23, 2023, representatives of Kirkland delivered to Wilson Sonsini initial drafts of the Equity Commitment Letter and the Guaranty.

On August 25, 2023, representatives of Wilson Sonsini delivered revised drafts of the Equity Commitment Letter and Guaranty to Kirkland.

On August 27, 2023, the parties finalized the terms of the Merger Agreement, which terms included a Thorne termination fee of approximately $25.16 million (representing approximately 3.75% of the transaction equity value) and a limitation on liability of the Buyer Parties of approximately $67.09 million (representing approximately 10% of the transaction equity value), and on or prior to the same date, the parties finalized the other transaction documents, in each case subject to approval of the Special Committee and the Thorne Board.

During the evening of August 27, 2023, Thorne and the Buyer Parties executed the Merger Agreement.

On August 27, 2023, the Buyer Parties entered into the Support Agreements with certain directors of Thorne (or such directors’ affiliate, including Helsinn International (U.S.) Corporation and Diversified Natural Products, Inc.), each executive officer of Thorne, certain other employees of Thorne, and Kirin. Prior to the execution of the Merger Agreement, holders of approximately 45% of Thorne’s outstanding Shares agreed to validly tender their shares in the Offer pursuant to the Support Agreements.

On August 28, 2023, following execution of the Merger Agreement, Mitsui, a holder of approximately 29% of Thorne’s outstanding Shares, entered into a Support Agreement with the Buyer Parties, agreeing to validly tender its shares in the Offer.

On August 28, 2023, Thorne publicly announced the execution of the Merger Agreement and the related transaction documents.

11.	The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement and certain other agreements entered into in connection with the Merger Agreement. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning Thorne.” Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer

Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, consummate the Offer, accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. If the Offer is consummated, each Thorne stockholder will receive the Offer Price for each Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Time, each net to such stockholder in cash, without interest thereon and subject to any withholding taxes and Dividend Adjustments. The Offer is initially scheduled to expire at one minute after 11:59 p.m. Eastern time, at the end of October 12, 2023, but may be extended and re-extended as described below.

Purchaser has reserved the right (but is not obligated) at any time, and from time to time, in its sole discretion to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Thorne, Purchaser may not (and Parent shall not permit Purchaser to) (i) amend, modify or waive the Minimum Condition or waive the Termination Condition or (ii) make any change in the terms or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the amount of consideration to be paid in the Offer or the number of Shares sought in the Offer (other than any Dividend Adjustments), (C) extends the Offer, other than in a manner required or permitted by the Merger Agreement, (D) imposes conditions to the Offer other than those set forth in the Merger Agreement, (E) amends or modifies any of the conditions set forth in Annex A to the Merger Agreement in any manner that is adverse to the holders of the Shares in their capacities as such, or (F) amends or modifies any other term of or condition to the Offer in any manner that is adverse to the holders of the Shares in their capacities as such.

Extensions of the Offer

The Merger Agreement provides that Purchaser will extend the Offer beyond its then-scheduled Expiration Time for any period required by any law or any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer (including in order to comply with Rule 14e-1(b) under the Exchange Act in respect of any change in any Offer Price), or for one or more periods of up to 10 business days each (or such longer period as we may agree to with Thorne) if any conditions to the Offer (other than the Minimum Condition and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer, if such conditions would be satisfied or validly waived if the expiration of the Offer were to happen at such time) have not been satisfied or waived (and are then capable of being satisfied). Subject to Parent’s and Thorne’s termination rights under the Merger Agreement, if as of any scheduled Expiration Time, each of the conditions to the Offer (other than the Minimum Condition and such conditions that by their nature are to be satisfied at the expiration of the Offer, if such conditions would be satisfied or validly waived if the expiration of the Offer were to happen at such time) has been satisfied or waived by Purchaser, and the Minimum Condition has not been satisfied, Purchaser may, and, at the written request of Thorne, Purchaser will, extend the Offer on one or more occasions, for an additional period of up to 10 business days per extension (or such other increment of time as the Company and Parent may agree), to permit such conditions to the Offer to be satisfied; provided that in no event shall Purchaser or Parent be required to (and Parent shall not be required to cause Purchaser to) extend the expiration of the Offer for more than 30 business days in the aggregate pursuant to this obligation. Purchaser will not, however, be required to extend the Offer beyond the termination of the Merger Agreement in accordance with the terms thereof, the provisions of which are summarized under Section 11 “The Merger Agreement; Other Agreements—Termination of the Offer.”

Termination of the Offer

The Merger Agreement provides that neither Parent nor Purchaser may terminate or withdraw the Offer prior to the Expiration Time unless the Merger Agreement is terminated in accordance with its terms. In the event that the Merger Agreement is terminated in accordance with its terms, Purchaser will (and Parent will cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after such termination of the Merger Agreement.

Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL: at the Merger Effective Time, Purchaser will merge with and into the Company, with the Company continuing as the Surviving Corporation in the Merger, and the separate corporate existence of Purchaser will thereupon cease. From and after the Merger Effective Time, Thorne, as the Surviving Corporation in the Merger, will possess all properties, rights, privileges, powers and franchises of Thorne and Purchaser, and all of the debts, liabilities and duties of Thorne and Purchaser will become the debts, liabilities and duties of the Surviving Corporation.

At the Merger Effective Time, the board of directors of the Surviving Corporation will consist of the directors of Purchaser as of immediately prior to the Merger Effective Time, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified, and the officers of the Surviving Corporation will be the officers of Purchaser as of immediately prior to the Merger Effective Time, until their successors are duly appointed. At the Merger Effective Time, the certificate of incorporation of Thorne as the Surviving Corporation will be amended and restated in its entirety to become the form attached to the Merger Agreement as Exhibit A, and the bylaws of the Company will be amended and restated in its entirety to become the form attached to the Merger Agreement as Exhibit B and will become the bylaws of the Surviving Corporation, until thereafter amended.

Closing and Effective Time

The closing of the Merger will take place as promptly as practicable following the Offer Acceptance Time, subject to (and in no event later than the first business day after) the satisfaction or waiver (to the extent permitted under the Merger Agreement) of the last to be satisfied or waived of the closing conditions of the Merger (described below under the caption, “—Conditions to the Closing of the Merger”) (other than those conditions to be satisfied at the closing of the Merger), or such other time agreed to in writing by Parent and Thorne; provided that, at Parent’s election in writing, the closing of the Merger shall take place in no event later than immediately following the later of (x) the Offer Acceptance Time and (y) the satisfaction or waiver of the closing conditions of the Merger (to the extent permitted under the Merger Agreement), but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions (the date on which the closing of the Merger occurs, the “Closing Date”). On the Closing Date, the parties will file a certificate of merger with the Secretary of State for the State of Delaware as provided under the DGCL (the “Thorne Certificate of Merger”). The Merger will become effective upon the filing of the Thorne Certificate of Merger, or such later time as may be agreed in writing by Parent, Purchaser and Thorne and specified in the Thorne Certificate of Merger.

Merger Consideration

Shares

At the Merger Effective Time, and without any action required by any stockholder, each Share outstanding as of immediately prior to the Merger Effective Time (other than the Excluded Shares) will be cancelled and extinguished automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any required withholding taxes and any Dividend Adjustments.

Outstanding Company Warrants

At the Merger Effective Time, each Company Warrant (as defined in the Merger Agreement) that is outstanding and unexercised immediately prior to Merger Effective Time will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) $10.20 (less the exercise price per share attributable to such Company Warrant) multiplied by (ii) the total number of Shares issuable upon exercise in full of such Company Warrant (the “Company Warrant Consideration”), subject to withholding for all required taxes and any Dividend Adjustments.

Outstanding Company Options and Company RSU Awards

Immediately prior to the Merger Effective Time, each Company Option and Company RSU (each as defined in the Merger Agreement) that is unexpired, unexercised and outstanding will accelerate and vest in full, to the extent unvested, and, at the Merger Effective Time, will be cancelled and automatically converted into the right to receive an Equity Award Cash-Out Payment (as described in the “Summary” section above).

Any Company Option (whether vested or unvested) with a per share exercise price equal to or greater than $10.20 (subject to any Dividend Adjustments) will be cancelled immediately upon the Merger Effective Time without payment or consideration.

Treatment of Purchase Rights under the Employee Stock Purchase Plan

The Merger Agreement provides that the Company will terminate the Thorne HealthTech, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”), effective as of the Merger Effective Time, and will not initiate any offering period under the ESPP prior to such termination.

Exchange and Payment Procedures

Parent has selected Computershare Trust Company, N.A. (the “Payment Agent”), to make payments of the Offer Price to stockholders who did not tender their Shares to Purchaser pursuant to the Offer. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent cash sufficient to pay (i) the aggregate Offer Price to the holders of outstanding Shares pursuant to the Offer, (ii) the aggregate Equity Award Cash-Out Payment to holders of Company Options and Company RSUs and (iii) the aggregate Company Warrant Consideration to holders of Company Warrants.

Promptly following the closing of the Merger (and in any event within three business days following the closing of the Merger), the Payment Agent will mail to each holder of record (as of immediately prior to the Merger Effective Time) a letter of transmittal in customary form and instructions for use in effecting the surrender of such holder’s Shares, as applicable, represented by such holder’s certificate(s) or book-entry shares in exchange for the Offer Price payable in respect of such shares. The amount of any consideration paid to stockholders may be reduced by any applicable withholding taxes.

If any cash deposited with the Payment Agent is not claimed within one year following the Merger Effective Time, such cash will be delivered to Parent upon demand, and any holders of Thorne common stock who have not complied with the exchange procedures in the Merger Agreement will thereafter look only to Parent as general creditors for payment of the Offer Price.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company and the Buyer Parties.

Some of the representations and warranties in the Merger Agreement made by Thorne are qualified as to materiality or Company Material Adverse Effect. For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, event, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that have occurred on or prior to the date of determination of the occurrence of the Company Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company Group, taken as a whole; provided, however, that none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

•	changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

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changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•	changes in conditions in the industries in which the Company Group generally conducts business;

•	changes in regulatory, legislative or similar conditions (including the imposition or adjustment of tariffs), in each case in the United States or any other country or region in the world;

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any (A) political or geopolitical conditions, hostilities, riots, acts of war (whether or not declared), calamity or crises, sabotage, terrorism, military actions, civil unrest or civil disobedience, or other similar activities or events or (B) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks (including COVID-19), or other similar activities or events, or other force majeure events, in each case of clauses (A) and (B), in the United States or any other country or region in the world (or escalation or worsening of any of the foregoing, including, as applicable, the response of governmental authorities);

•	any COVID-19 Measures or Exigency Measures (each as defined in the Merger Agreement), including any Effect with respect to COVID-19 Measures or Exigency Measures;

•

any Effect resulting from the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, suppliers, customers, partners, vendors or any other third person (other than for purposes of the Company representation or warranty of non-contravention contained in Section 4.5 of the Merger Agreement or any other representation or warranty contained in the Merger Agreement the purpose of which is to address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated hereby or the performance of obligations under the Merger Agreement);

•	the compliance with the express terms of the Merger Agreement by any party thereto, including any action taken or refrained from being taken pursuant to or in accordance with the Merger Agreement;

•	any action taken or refrained from being taken, in each case which Parent has expressly approved, consented to or requested in writing following August 27, 2023;

•	changes in GAAP or other accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing), in each case after August 27, 2023;

•

changes in the price or trading volume of the Shares, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred) or any change in the credit ratings or ratings outlook of the Company Group;

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any failure, in and of itself, by the Company Group to meet (A) any public estimates or expectations of Thorne’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

•	the availability or cost of equity, debt or other financing to the Buyer Parties or their affiliates;

•	the identity of, or any facts or circumstances relating to, the Buyer Parties or their respective Affiliates or financing sources; and

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any matters expressly disclosed in the confidential disclosure letter in connection with the Merger Agreement except, with respect to the first through fifth and tenth bullets above, to the extent that such Effect has had a materially disproportionate adverse effect on Thorne relative to other companies of a similar size operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has occurred a Company Material Adverse Effect (as defined in the Merger Agreement).

In the Merger Agreement, the Company has made customary representations and warranties to the Buyer Parties that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or the confidential disclosure letter delivered by the Company to the Buyer Parties in connection with the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing and authority and qualification to conduct business with respect to the Company Group;

•

the Company’s corporate power and authority to enter into and perform the Offer and Merger Agreement, the enforceability of the Offer and Merger Agreement and the absence of conflicts with laws, the Company Group’s organizational documents and the contracts;

•	the necessary authority of the Thorne Board;

•	the rendering of Canaccord Genuity LLC’s fairness opinion to the Special Committee of the Thorne Board and the Thorne Board;

•	the inapplicability of anti-takeover statutes to the Merger;

•	the absence of any requisite approval by Thorne’s stockholders of the Merger and the Merger Agreement;

•

the absence of any conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws to the Company or its subsidiaries or the resulting creation of any lien upon the Company’s assets due to the performance of the Offer and the Merger Agreement;

•	required governmental consents, approvals and regulatory filings in connection with the Offer and the Merger Agreement and performance thereof;

•	the capital structure of the Company as well as the ownership and capital structure of its subsidiaries;

•

the absence of any undisclosed exchangeable security, option, warrant or other right convertible into shares of capital stock, or other equity or voting interest in the Company or any of the Company’s subsidiaries;

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the absence of any contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any of the Company’s securities;

•	the accuracy and completeness of Thorne’s SEC filings and financial statements;

•	Thorne’s disclosure controls and procedures;

•	the subsidiaries of Thorne;

•	Thorne’s internal accounting controls and procedures;

•	the absence of specified undisclosed liabilities;

•

the conduct of the business of the Company Group in the ordinary course consistent with past practice and the absence of any Effect that has had, or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2022 through August 27, 2023;

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the existence and enforceability of specified categories of the Company’s and its subsidiaries’ material contracts, and any notices with respect to termination or intent not to renew those material contracts;

•	certain real property leased or subleased by the Company Group;

•	environmental matters;

•	trademarks, patents, copyrights and other intellectual property matters including data security requirements and privacy;

•	tax matters;

•	employee benefit plans;

•	labor matters;

•	the Company’s and its subsidiaries’ compliance with laws and possession of necessary permits;

•	litigation matters;

•	insurance matters;

•	absence of any transactions, relations or understandings between the Company or any of its subsidiaries and any affiliate or related person;

•	payment of fees to brokers in connection with the Merger Agreement and the transactions contemplated thereby;

•	export controls matters and compliance with the Foreign Corrupt Practices Act of 1977; and

•	the exclusivity and terms of the representations and warranties made by the Buyer Parties.

In the Merger Agreement, the Buyer Parties have made customary representations and warranties to Thorne that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, good standing and authority and qualification to conduct business with respect to the Buyer Parties and availability of these documents;

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the Buyer Parties’ corporate authority to enter into and perform the Offer and Merger Agreement, the enforceability of the Offer and the Merger Agreement and the absence of conflicts with laws, the Buyer Parties’ organizational documents and the Buyer Parties’ contracts;

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the absence of any conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws or the resulting creation of any lien upon the Buyer Parties’ assets due to the performance of the Offer and the Merger Agreement;

•	required consents and regulatory filings in connection with the Offer and the Merger Agreement;

•	the absence of litigation, orders and investigations;

•	the accuracy of disclosure filings with the SEC in connection with the Offer and the Merger Agreement;

•	ownership of capital stock of Thorne;

•	payment of fees to brokers in connection with the Offer and the Merger Agreement and the transactions contemplated thereby;

•	operations of the Buyer Parties;

•	the required vote or consent of holders of voting interests in the Buyer Parties;

•	delivery and enforceability of each of the Guaranty and the Equity Commitment Letter;

•	the commitments to provide financing to Parent, the availability of Parent’s financing and sufficiency of funds;

•	the absence of agreements between Parent and members of the Thorne Board or the Company’s management;

•	the absence of any stockholder or management arrangements related to the Merger;

•	the solvency of the Surviving Corporation and its subsidiaries following the consummation of the Merger and the transactions contemplated by the Offer and the Merger Agreement; and

•	the exclusivity and terms of the representations and warranties made by the Company Group.

Except in the case of fraud, the representations and warranties contained in the Merger Agreement will not survive the consummation of the Merger.

Conduct of Business Pending the Merger

The Merger Agreement provides that, except as: (1) contemplated by the Merger Agreement; (2) taken reasonably and in good faith in response to COVID-19 or any COVID-19 Measures (as defined in the Merger Agreement); (3) as required by applicable law; (4) approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed); or (5) as disclosed in the confidential disclosure letter in connection with the Merger Agreement, during the period of time between August 27, 2023, and the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Merger Effective Time, the Company will, and will cause each of their subsidiaries to:

•	maintain its existence in good standing pursuant to applicable law;

•	subject to the restrictions and exceptions in the Merger Agreement, conduct its business and operations in the ordinary course of business in all material respects; and

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use its commercially reasonable efforts to (A) preserve intact its material assets, properties, and contracts; (B) keep available the services of its current officers and key employees; and (C) preserve the current relationships with customers, vendors, distributors, partners, lessors, licensors, licensees, creditors, contractors and other persons with which the Company Group has material business relations.

In addition, the Company has also agreed that, except as (1) contemplated by the Merger Agreement; (2) taken reasonably and in good faith in response to COVID-19 or any COVID-19 Measures (as defined in the Merger Agreement); (3) as required by applicable law; (4) approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed); or (5) as disclosed in the confidential disclosure letter in connection with the

Merger Agreement, during the period of time between August 27, 2023, and the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Merger Effective Time, the Company will not, and will not permit any of its subsidiaries to:

•	except in certain instances as described in the Merger Agreement, acquire, sell, lease, license, transfer, assign, encumber, subject to a Lien or dispose of assets, or any Intellectual Property;

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except in the ordinary course of business, (A) accelerate, terminate or cancel, or waive, release or assign any right, obligation or claim under, any Company Material Contract, (B) amend or modify any Company Material Contract in a manner that is material and adverse to the Company Group, or (C) enter into any Contract which, if entered into prior to the date of this Agreement would have been a Company Material Contract;

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acquire by merging or consolidating with or by purchasing a material equity interest in or a material portion of the assets of, or by exclusive license or any other manner, any business, corporation, partnership, association or other business organization or division thereof;

•	amend the organizational documents of the Company Group;

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repurchase, redeem or otherwise reacquire any shares of capital stock or other equity securities of the Company, other ownership interests or any options, equity or equity-based awards, warrants or rights to acquire any such stock, securities or interests of the Company, other than in connection with (A) transactions involving only wholly owned subsidiaries of the Company in the ordinary course, (B) repurchases or reacquisitions Shares pursuant to the Company’s right to repurchase or reacquire Shares held by employees or other service providers of the Company Group in connection with termination of such Person’s employment or engagement by the Company and in accordance with the terms in effect as of August 27, 2023 of the applicable Company Benefit Plan, (C) the relinquishment of shares by employees or other service providers of the Company Group in payment of withholding tax upon the settlement of Company RSUs in accordance with the terms in effect as of August 27, 2023 of the applicable Company Benefit Plan, or (D) solely to the extent required under the terms in effect as of August 27, 2023 of the applicable Company Benefit Plan, the cashless or net exercise of Company Options, in each case of clauses (B), (C) and (D), pursuant to the terms of such awards;

•	split, combine, or reclassify capital stock of the Company or any of its subsidiaries;

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issue, sell, dispose of or authorize, propose or agree to the issuance, sale or disposition by the Company or any of its subsidiaries of, any shares of, or any equity or equity-based awards, options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, capital stock of the Company, or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding as of August 25, 2023, at 5:00 p.m. Eastern time, except (A) for the Shares issuable upon exercise or conversion of Company Options, Company Warrants or other convertible securities outstanding as of August 27, 2023 or issued or granted without breach of the terms of the Merger Agreement and, in the case of the Company Options, to the extent required under the terms in effect as of August 27, 2023, of the applicable Company Benefit Plan, or (B) for the settlement of Company RSUs outstanding as of August 27, 2023, to the extent required under the terms in effect as of August 27, 2023, of the applicable Company Benefit Plan;

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incur, any indebtedness for borrowed money or guarantee any such indebtedness of another Person, except for (A) short-term debt incurred to fund operations of the business in the ordinary course of business; (B) for loans or advances between members of the Company Group; or (C) pursuant to the Credit Agreement, dated as of December 21, 2022, by and between the Company and Fifth Third Bank, N.A., as may be amended, amended and restated, modified or supplemented from time to time, up to the amount permitted to be incurred as of August 27, 2023 pursuant thereto;

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make any loans or advances, except (A) to or for the benefit of a member of the Company Group, (B) for those not in excess of $250,000 in the aggregate, (C) for advances for reimbursable employee or contractor expenses in the ordinary course of business, or (D) extensions of credit to customers in the ordinary course of business;

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except to the extent required by the terms of a Company Benefit Plan as in effect on August 27, 2023: (A) grant or increase any severance termination pay, retention bonus, transaction bonus, change in control bonus, or phantom equity or incentives to any employee or other individual service provider of the Company Group, (B) increase the compensation, bonus or other benefits of current or former directors, employees or other individual service providers of the Company or any Company Subsidiary, (C) adopt or establish any new Company Benefit Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be a Company Benefit Plan if it were in existence on August 27, 2023, or amend, modify or terminate in any material respect any existing Company Benefit Plan, or (D) hire (except pursuant to offer letters that have been issued and issued prior to August 27, 2023, and accepted and fully executed prior to August 27, 2023) or terminate the employment (other than for cause) of (I) any employee of the Company or any Company Subsidiary with a title of vice president or higher or (II) any employees of the Company or any Company Subsidiary with a title below the vice president level, other than, solely in respect of this clause (II), (a) terminations of such employees that are in the ordinary course of business consistent with past practice that do not trigger any liabilities in excess of amounts owed under applicable law, or (b) new hires (x) to fill vacant roles or (y) in the ordinary course consistent with past practice, in each case, in a manner that is consistent with the budget provided to Purchaser and provided that any compensation provided to such new hires shall be no greater than the compensation provided to similarly situated employees, but shall exclude any change in control, transaction or sale bonuses, severance benefits or equity or equity-based awards (or promises to grant any of the following);

•	enter into any collective bargaining agreement;

•	other than as required by GAAP, change accounting practices;

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(A) amend any income or other material tax returns, (B) make, change or revoke any material tax election, (C) settle or compromise any material tax claim or assessment by any governmental authority, except to the extent that any such settlement does not exceed the amount of any Tax reserves that have been established therefore in the Company SEC Reports, (D) surrender any right to claim a material Tax refund, or (E) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

•	settle any litigation or similar proceeding involving the Company Group, subject to certain exceptions;

•	make or commit to make any capital expenditures other than consistent with the capital expense budget made available to Parent;

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merge or consolidate with any other Person or propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

•	enter into agreements to do any of the foregoing.

The “No Shop” Period—No Solicitation of Other Offers

From August 27, 2023, until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Merger Effective Time, Thorne has agreed not to, and to cause its subsidiaries and its and their respective representatives not to:

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solicit, initiate, or propose the making, submission or announcement of, or knowingly induce, encourage, facilitate or assist, any inquiry, offer or proposal that constitutes, or would reasonably expected to lead to, an Acquisition Proposal;

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furnish to any Person (other than to Parent and its affiliates or representatives) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Parent and its affiliates or representatives), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, any inquiry, offer or proposal that constitutes an Acquisition Proposal;

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participate, enter into or engage in discussions or negotiations with any person with respect to an Acquisition Proposal (other than, in response to an unsolicited inquiry from any such person, solely to inform such persons of the restrictions contained in this paragraph and contacting the person making the Acquisition Proposal to the extent necessary to clarify the terms of the Acquisition Proposal);

•	approve, endorse or recommend any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

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enter into any “Alternative Acquisition Agreement,” which is any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other contract relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement);

•	or propose, resolve, authorize, agree, or commit to do any of the foregoing.

In addition, Thorne has agreed to cease and cause to be terminated any discussions or negotiations with any person and its representatives, request the prompt return or destruction of all non-public information concerning the Company Group furnished to any person with whom a confidentiality agreement was entered into at any time within the six month period immediately preceding the date of the Merger Agreement and will cease providing any further information with respect to the Company Group or any Acquisition Proposal to any such persons or their respective representatives and will terminate all access granted to any such persons or their respective representatives to any physical or electronic data room (or any other diligence access). From August 27, 2023, until the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Merger Effective Time, the Company will not be required to enforce, and will be permitted to waive, any standstill provision solely to the extent necessary to permit a confidential proposal being made to the Thorne Board (or any committee thereof).

Notwithstanding these restrictions, under certain circumstances, prior to the Offer Acceptance Time, Thorne and the Thorne Board (or a committee thereof) may, among other things, provide information to, and engage or participate in negotiations or substantive discussions with, a person in respect of an Acquisition Proposal, pursuant to an Acceptable Confidentiality Agreement, and otherwise facilitate such Acquisition Proposal or assist such person (and its representatives, prospective debt and equity financing sources and/or their respective representatives) with such Acquisition Proposal and such Acquisition Proposal was not the result of a material breach of Thorne’s obligations, as described in the immediately preceding paragraphs, provided that (i) the Thorne Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, and, in each case, the failure to act in respect of such Acquisition Proposal would be or would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, and (ii) Thorne will promptly (and in any event within 24 hours) make available to Parent any non-public information concerning the Company Group that is provided to any such person or its representatives that was not previously made available to Parent.

Thorne is not entitled to terminate the Merger Agreement for the purpose of entering into an agreement in respect of a Superior Proposal, unless it complies with certain procedures in the Merger Agreement, including, but not limited to, negotiating with Parent in good faith over a four business day period in an effort to amend the terms and conditions of the Merger Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal pursuant to such negotiations.

If Thorne terminates the Merger Agreement prior to the Offer Acceptance Time for the purpose of entering into an agreement in respect of a Superior Proposal, Thorne must pay a $25,157,969 termination fee to Parent.

For purposes of this Offer to Purchase and the Merger Agreement:

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of the Merger Agreement; or (ii) executed, delivered and effective after the execution and delivery of the Merger Agreement, in either case containing provisions that require any counterparty thereto (and any of its representatives) that receive material non-public information of the Company Group to keep such information confidential; provided, however, that, in each case, the provisions contained therein, in the aggregate, are not materially less restrictive to such counterparty (and any of its representatives) than the terms of the Confidentiality Agreement (as defined herein) (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under the Merger Agreement), it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Buyer Parties or any of their Affiliates) to engage in an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) involving:

(i)

any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates), whether from the Company or any other Person(s), of securities representing more than 15% of the total outstanding equity securities of the Company (by voting power) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 15% of the total outstanding equity securities of the Company (by voting power) after giving effect to the consummation of such tender or exchange offer;

(ii)

any direct or indirect purchase, or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 15% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii)

any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold securities representing less than 85% of the total outstanding equity securities of the Company (by voting power) after giving effect to the consummation of such transaction.

“Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel), that if consummated, would be (A) reasonably capable of being consummated on the terms proposed, taking into account all the legal, regulatory and financing aspects of the proposal (including the sources of and terms of financing, market conditions, the form of consideration, termination fees, expense reimbursement provisions, the timing of and condition of closing and certainty of closing) and the identity of the Person making the proposal and (B) more favorable, from a financial point of view, to the Stockholders (in their capacity as such) than the Transactions, taking into account any revisions to this Agreement made in a definitive written offer by Parent prior to the time of such determination that is still capable of acceptance. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” and “85%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%” and “50%” respectively.

The Board of Directors’ Recommendation; Company Board Recommendation Change

As described above, and subject to the provisions described below, the Thorne Board has made the recommendation that Thorne’s stockholders tender their Shares to Purchaser pursuant to the Offer on the terms and conditions set forth in the Merger Agreement. The Merger Agreement provides that the Thorne Board will not effect a Company Board Recommendation Change except as described below.

Prior to the termination of the Merger Agreement, the Thorne Board (or a committee thereof) may not take any action described in the following (any such action, a “Company Board Recommendation Change”):

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withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Thorne Board’s recommendation in a manner adverse to Parent in any material respect;

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authorize, adopt, approve, endorse, recommend or otherwise declare advisable, or publicly propose or resolve to authorize, adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal;

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fail to publicly reaffirm the Thorne Board’s recommendation within five business days after Parent reasonably requests in writing (it being understood that Thorne will have no obligation to make such reaffirmation on more than three separate occasions);

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take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Thorne Board (or a committee thereof) to stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Thorne Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until 5:30 p.m. Eastern time on the fifth business day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of the Merger Agreement); or

•	fail to include the Thorne Board’s recommendation in the Schedule 14D-9 when disseminated to the Company Stockholders.

Notwithstanding the restrictions described above, prior to the Offer Acceptance Time, the Thorne Board (or a committee thereof) may effect a Company Board Recommendation Change if (1) there has been an Intervening Event (as defined below); or (2) the Thorne Board (or a committee thereof) determines that an Acquisition Proposal constitutes a Superior Proposal.

The Thorne Board (or a committee thereof) may only effect a Company Board Recommendation Change for an Intervening Event if:

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Thorne has provided prior written notice to Parent at least four business days in advance to the effect that the Thorne Board (or a committee thereof) has (1) determined that the failure to effect a Company Board Recommendation Change would be or would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law; and (2) resolved to effect a Company Board Recommendation Change pursuant to the Merger Agreement, which notice must specify the applicable Intervening Event in reasonable detail; and

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prior to effecting such Company Board Recommendation Change, Thorne and its representatives, during such four business day period, must have (1) negotiated with Parent and its representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that the Thorne Board (or a committee thereof) no longer determines that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be or would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law; provided that any change in an applicable Intervening Event shall require the Company to provide a new written notice to Parent and begin a new negotiation period of three business days.

In addition, the Thorne Board (or a committee thereof) may effect a Company Board Recommendation Change in response to a bona fide Acquisition Proposal that the Thorne Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior

Proposal, or authorize the Company to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, if:

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the Thorne Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be or would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law;

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Thorne has provided prior written notice to Parent at least four business days in advance to the effect that the Thorne Board (or a committee thereof) has (1) received an Acquisition Proposal that has not been withdrawn; (2) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (3) resolved to effect a Company Board Recommendation Change or to terminate the Merger Agreement absent any revision to the terms and conditions of the Merger Agreement that would cause such Acquisition Proposal to cease to constitute a Superior Proposal, which notice will specify the basis for such Company Board Recommendation Change or termination, including the identity of the person or “group” of persons making such Acquisition Proposal, the material terms thereof and copies of all written and non-binding or binding letters of intent, indications of interest, term sheets, indicative terms or similar documents or proposed definitive agreements relating to such Acquisition Proposal, as applicable;

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prior to effecting such Company Board Recommendation Change or termination, Thorne and its representatives, during the four business day notice period described above, has: negotiated with Parent and their representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided that any amendment to the financial terms of, or any other material revisions to, such Superior Proposal shall require the Company to provide a new written notice to Parent and begin a new negotiation period of three business days;

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in the event of any termination of the Merger Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement, Thorne has validly terminated the Merger Agreement in accordance with the terms of the Merger Agreement, including paying to Parent or its designee a termination fee of $25,157,969 prior to or concurrently with the termination of the Merger Agreement; and

•

the Company and its subsidiaries and their representatives have otherwise complied in all material respects with its non-solicitation obligations pursuant to the Merger Agreement with respect to such Acquisition Proposal.

For purposes of this Offer to Purchase and the Merger Agreement, an “Intervening Event” means any material event or development or material change in circumstances with respect to the Company that was (A) not actually known to, or reasonably foreseeable or expected by, the Company Board as of August 27, 2023, and which becomes known to the Company Board after August 27, 2023; and (B) does not relate to (I) any Acquisition Proposal; (II) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after August 27, 2023, or changes after August 27, 2023, in the market price or trading volume of the Shares or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (II) may be considered and taken into account if not otherwise excluded from consideration pursuant to the other prongs of this definition), (III) Parent or its Affiliates, (IV) any change in composition of the Thorne Board or (V) any matter set forth in the confidential disclosure letter in connection with the Merger Agreement.

Employee Benefits

The Merger Agreement provides that, for a period of one year immediately following the Merger Effective Time (or until a Continuing Employee’s employment termination date if earlier) (the “Continuation Period”) the

Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its respective subsidiaries to) either (i) maintain for the benefit of each Continuing Employee the existing Company Benefit Plans (other than any defined benefit plans, retiree or post-termination welfare benefits, equity or equity-based, severance, incentive, bonus, deferred compensation, change in control, retention or transaction compensation, benefits or arrangements or any stock purchase plans or individual employment agreements or arrangements (collectively, the “Excluded Benefits”)) of the applicable Surviving Corporation or its subsidiaries at benefit levels that are substantially comparable in the aggregate to those in effect at the Company or its applicable subsidiaries as of the date the Merger Agreement was signed, and provide benefits (other than the Excluded Benefits) to each Continuing Employee pursuant to such Company Benefit Plans; (ii) provide employee benefits (other than the Excluded Benefits) to each Continuing Employee that are substantially comparable in the aggregate to the employee benefits (other than the Excluded Benefits) provided to such Continuing Employee immediately prior to the Merger Effective Time (“Comparable Plans”); or (iii) provide some combination of the Company Benefit Plans described in the foregoing prong (i) and the Comparable Plans such that each Continuing Employee receives employee benefits (other than the Excluded Benefits) that, taken as a whole, are substantially comparable in the aggregate to the employee benefits (other than the Excluded Benefits) provided to such Continuing Employee immediately prior to the Merger Effective Time. For the avoidance of doubt, during the Continuation Period, the Company’s 401(k) Plan or any Comparable Plan intended to replace the Company’s 401(k) Plan will provide for employer matching contributions substantially comparable to the matching contributions provided for under the Company’s 401(k) Plan as of the date of the signing of the Merger Agreement.

The Merger Agreement also provides that during the Continuation Period, (i) the base salary or hourly wage rage (as applicable) and target short-term or annual cash bonus compensation opportunity (excluding any long-term incentive or equity or equity-based opportunities) in each case, in effect as of the date of the Merger Agreement, will not be decreased for any Continuing Employee and (ii) that the Surviving Corporation will provide to each Continuing Employee whose employment is involuntarily terminated by the Surviving Corporation without “cause” (and not due to the Continuing Employee’s death or disability) with cash severance benefits that are no less favorable in the aggregate than the cash severance benefits to which such Continuing Employee would be entitled to receive pursuant to the terms of the applicable Company Benefit Plan in effect as of the date of the signing of the Merger Agreement. The Surviving Corporation will honor all of the Company Benefit Plans and compensation and severance arrangements in accordance with their terms in effect immediately prior to the Merger Effective Time, except that nothing will prohibit the Surviving Corporation from amending, modifying or terminating any Company Benefit Plans or compensation or severance arrangements in accordance with their terms or if otherwise permitted by applicable law.

The Merger Agreement further provides that to the extent that a Comparable Plan is made available to any Continuing Employee at or after the Merger Effective Time, the Surviving Corporation and its respective subsidiaries will (and Parent will cause the Surviving Corporation and its respective Subsidiaries to) credit each Continuing Employee for all service with the Company Group prior to the Merger Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement), except that (i) such service will not be credited to the extent that it would result in duplication of coverage or benefits, (ii) such service will only be credited to the same extent and for the same purpose as such service was credited under an analogous Company Benefit Plan, and (iii) no service will be required to be credited under any Comparable Plan that provides for equity or equity-based, defined benefit pension, deferred compensation or post-termination or retiree welfare benefits. The Merger Agreement requires that the Surviving Corporation use commercially reasonable efforts to ensure that (A) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Corporation and their respective subsidiaries (other than the Company Benefit Plans) (the “New Plans”) to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a comparable Company Benefit Plan in which such Continuing Employee participates immediately before the Merger Effective Time (the “Old Plans”) and (B) during the plan year in which the Closing Date occurs, for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, (x) the Surviving Corporation will cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and (y) the Surviving Corporation will cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year ending on the Closing Date to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Merger Effective Time will be credited to such Continuing Employee following the Merger Effective Time and will not be subject to accrual limits or other forfeiture and will not limit future accruals (except to the extent that such limits or forfeitures applied under the Company Benefit Plans in effect as of the date of the signing of the Merger Agreement). The Merger Agreement requires that the Company terminate the Company’s Nonqualified Deferred Compensation Plan (the “Nonqualified Deferred Compensation Plan”), effective as of, and contingent upon, the Closing, and that the Surviving Corporation distribute all account balances under the Nonqualified Deferred Compensation Plan to each participant within the 30-day period immediately prior to the one-year anniversary of the Closing Date, in accordance with the terms of the Nonqualified Deferred Compensation Plan and in a manner compliant with Section 409A of the Code.

Efforts to Close the Merger

Under the Merger Agreement, the Buyer Parties and the Company agreed to use reasonable best efforts to take all actions and assist and cooperate with the other parties, in each case as necessary, proper and advisable pursuant to applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Transactions, including the Offer and the Merger.

Cooperation with Debt Financing

Although the obligation of Parent and Purchaser to consummate the Offer and the Merger are not subject to any financing condition (including, without limitation, consummation of any debt financing), the Company has agreed that the Company will use its reasonable best efforts to provide, and shall cause each Company Subsidiary to use its respective reasonable best efforts to provide, and shall use its reasonable best efforts to cause its officers, directors, employees, accountants, consultants, legal counsel and agents to use reasonable best efforts to provide such reasonable cooperation in connection with the arrangement of debt financing by Parent or Purchaser, as may be reasonably requested by Parent or Purchaser, as the case may be, other than an issuance of customary high-yield bonds or any other type of marketed debt securities that would require the production of a customary offering memorandum, the proceeds of which will be used in part to pay or reimburse amounts required to be paid by Parent or Purchaser or any of their respective Affiliates under this Agreement and related fees and expenses (the “Debt Financing”); including its reasonable best efforts to:

•

subject to the Confidentiality Agreement (as defined herein), furnish Parent and Purchaser on a reasonably timely basis with financial and operating information regarding the Company Group as Parent reasonably requests in writing and that is required under the customary agreements, documents and certificates required by the Debt Financing or customary for transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company (the “Debt Financing Documents”) or that is reasonably required in connection with the preparation of customary financing documentation;

•

assist with the preparation of the Debt Financing Documents, including the schedules and exhibits thereto, in each case, customarily required to be delivered under such definitive financing documentation, provided, that no obligation of the Company Group under any such document or agreement shall be effective until the Closing;

•

furnish the documentation and other information about the Company and the Company Subsidiaries reasonably requested at least ten business days prior to the Closing Date by the Financing Sources under applicable “know-your-customer” and anti-money laundering rules and regulations which shall be required to be delivered by the Company to the Purchaser at least three business days prior to the Closing Date;

•	facilitate the pledge of collateral; provided, that no such pledge shall be effective until the Closing.

Notwithstanding anything in the Merger Agreement to the contrary, (i) none of the Company, the Company Subsidiaries or their respective Affiliates shall be required to provide any financial information in a form not customarily prepared by it with respect to a particular period, (ii) none of the Company, the Company Subsidiaries or their respective Affiliates shall be required to deliver any solvency opinions or legal opinions in connection with the Debt Financing, (iii) none of the Company, the Company Subsidiaries or their respective Affiliates or representatives, or any of their respective directors, officers, employees or agents shall be required to execute or enter into any Debt Financing Documents or any certificate, instrument, agreement or other document in connection with the Debt Financing, in each case, which will be effective prior to the Closing and such execution shall solely be required to the extent that such director, officer, employee or agent will be continuing in such capacity following Closing, (iv) nothing in the Merger Agreement shall require cooperation or other actions or efforts on the part of the Company, the Company Subsidiaries or their respective Affiliates, or any of their respective directors, officers, employees or agents in connection with the Debt Financing to the extent (a) it would result in any of the Company, the Company Subsidiaries or their respective Affiliates breaching any provision of this Agreement, (b) it would reasonably be expected to result in a violation or breach of, or default under, any agreement to which the Company, any Company Subsidiary or their respective Affiliates are a party or (c) it could reasonably be expected to interfere with the businesses or operations of the Company, the Company Subsidiaries or any of their respective Affiliates in any material respect, (v) none of the Company, the Company Subsidiaries or their respective Affiliates, or any of their respective directors, officers, employees or agents will be required to pay any commitment or other similar fee, to incur any other liability or obligation or to enter into any agreement effective in connection with the Debt Financing prior to the Closing, (vi) nothing in the Merger Agreement shall require the pre-Closing board of directors or pre-Closing similar governing body of any of the Company or the Company Subsidiaries to adopt resolutions approving any Debt Financing Document or any other agreements, documents or instruments pursuant to which the Debt Financing is made, (vii) nothing in the Merger Agreement shall require the Company, the Company Subsidiaries or their Affiliates to deliver any collateral pledged under the Debt Financing prior to the Closing, (viii) none of the Company, the Company Subsidiaries, their Affiliates or any of their respective directors, members, partners, managers, officers or other employees shall be required to take any other actions that could reasonably be expected to result in personal liability to such directors, members, partners, managers, officers or other employees, (ix) nothing in the Merger Agreement shall require cooperation or other action that could result in a violation of any confidentiality arrangement or the loss of any applicable legal privilege (provided that the Company shall notify Parent of any action not so taken and shall use reasonable best efforts to provide such information without causing such violation or loss), (x) nothing in the Merger Agreement shall require the Company, the Company Subsidiaries and their Affiliates to give any indemnities in connection with the Debt Financing that are effective prior to the Closing, (xi) nothing in the Merger Agreement shall require the Company, any of the Company Subsidiaries or their Affiliates to take any action that will conflict with or violate their respective certificate of formation, bylaws, partnership agreement, operating agreement or comparable organizational documents, and (xii) nothing in the Merger Agreement shall require the Company, the Company Subsidiaries, their Affiliates or any of their respective directors, members, partners, managers, officers or other employees to prepare or provide any Excluded Information.

In addition, Parent will (x) promptly (and in any event no later than the proper and valid termination of the Merger Agreement pursuant to and in accordance with the terms thereof) following written request therefor, reimburse the Company and the Company Subsidiaries on an as-incurred basis for any reasonable and documented out-of-pocket costs and expenses incurred or otherwise payable by any of the Company and the

Company Subsidiaries in connection with their cooperation pursuant to and in compliance with the foregoing and (y) indemnify and hold harmless the Company Group and their Affiliates, and the directors, officers, employees, accountants, consultants, financial advisors, legal counsel, agents, successors and assigns of each of the foregoing Persons from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in complying with their obligations in connection with the arrangement of the debt financing taken in accordance with the covenants to cooperate with the debt financing and any information utilized in connection therewith. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall Parent be obligated to reimburse, indemnify or otherwise pay or hold harmless any Persons pursuant to the foregoing sentence to the extent such cost, loss, liability, fine, expense or damage resulted, as determined by a final court not subject to appeal from the willful misconduct or gross negligence of such Person.

Directors’ and Officers’ Exculpation, Indemnification and Insurance

The Merger Agreement provides that the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) honor and fulfill, in all respects, the obligations of Thorne and its subsidiaries pursuant to any indemnification agreements with any of their current or former directors or officers (and any person who becomes a director or officer of Thorne or its subsidiaries prior to the Merger Effective Time) ( “Indemnified Persons”) or employees for any acts or omissions by such Indemnified Persons or employees occurring prior to the Merger Effective Time. In addition, during the period commencing at the Merger Effective Time and ending on the sixth anniversary of the Merger Effective Time, the Surviving Corporation and its subsidiaries will (and Parent will cause the Surviving Corporation and its subsidiaries to) cause the certificates of incorporation, bylaws, and other similar organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in Thorne’s (or its subsidiaries’, as applicable) certificate of incorporation and bylaws, as of the date of the Merger Agreement. During such six year period or such period in which an Indemnified Person is asserting a claim for indemnification pursuant to the Merger Agreement, whichever is longer, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable law.

In addition, the Merger Agreement provides that, during the six year period commencing at the Merger Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with Thorne and its subsidiaries (that are substantially in the form publicly disclosed or made available to Parent prior to August 27, 2023), each Indemnified Person, from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding arising, directly or indirectly, out of or pertaining, directly or indirectly, to (1) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as an affiliate, director or officer of Thorne and its subsidiaries or their affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time; and (2) the Merger, as well as any actions taken by Thorne or the Buyer Parties with respect thereto. The Merger Agreement also provides that Thorne and its subsidiaries will advance all fees and expenses (including fees and expenses of any counsel) as incurred by any such Indemnified Person in the defense of such legal proceeding.

In addition, without limiting the foregoing, unless Thorne has purchased a “tail” policy, the Merger Agreement requires Parent to cause the Surviving Corporation to maintain, on terms no less advantageous to the Indemnified Parties than such terms of the applicable policies in effect on the date of the Merger Agreement, Thorne’s directors’ and officers’ insurance policies for a period of at least six years commencing at the Merger Effective Time. Neither Parent nor the Surviving Corporation will be required to pay premiums for such policy to the extent such premiums exceed, on an annual basis, 350% of the aggregate annual premiums currently paid by

Thorne, and if the premium for such insurance coverage would exceed such amount, Parent shall be obligated to cause the Surviving Corporation to obtain the greatest coverage available for a cost not exceeding such amount.

Stockholder Litigation

Prior to the Merger Effective Time, the Company will: (1) provide Parent with prompt notice of all stockholder litigation relating to the Merger Agreement; (2) keep Parent reasonably informed with respect to the status thereof; and (3) consult with and give Parent the opportunity to participate in (including jointly cooperating with Parent in making the proposed strategy and any other significant decisions with respect to stockholder litigation, with no such significant decision being made without the approval of both Parent and the Company) the defense, settlement or prosecution of any such litigation. The Company Group may not settle any such litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Conditions to the Closing of the Merger

The obligations of Parent and Purchaser, on the one hand, and Thorne, on the other hand, to consummate the Merger are subject to the satisfaction or waiver (where permitted by applicable law) of each of the following conditions:

•

Purchaser having accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (which itself is subject to satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer”); and

•

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger being in effect, no action having been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order having been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger.

Termination of the Merger Agreement

The Merger Agreement may be terminated in the following ways:

(1)	at any time prior to the Offer Acceptance Time, by mutual written agreement of Parent and the Company;

(2)	by either Parent or the Company:

(a)

prior to the Offer Acceptance Time, if (1) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of any of the Transactions, including the Offer or the Merger, is in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case prohibits, makes illegal or enjoins the consummation of the Offer or the Merger and has become final and non-appealable; or (2) any statute, rule, regulation or order is enacted, entered, enforced or deemed applicable to any of the Transactions that prohibits, makes illegal or enjoins the consummation of the Transactions;

(b)

if the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Parent or Purchaser to extend the Offer under the Merger Agreement) and the Offer Acceptance Time shall not have occurred solely as a result of the failure to satisfy the Minimum Condition; or

(c)	if the Offer Acceptance Time has not occurred on or prior to 11:59 p.m. (Eastern time) on December 27, 2023 (the “Termination Date”);

(3)	by Thorne:

(a)

if any of the Buyer Parties have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform would reasonably be expected to have a material adverse effect on the ability of Parent or Purchaser to consummate the Transactions, including the Offer and the Merger, and such breach or failure to perform is not capable of being cured, or is not cured, before the earlier of the Termination Date or the date that is 30 calendar days following Thorne’s delivery of written notice of such breach or failure (or such shorter period of time as remains prior to the Termination Date);

(b)

prior to the Offer Acceptance Time if Thorne has received a Superior Proposal and so long as Thorne has complied in all material respects with its obligations related to such applicable Acquisition Proposal, in order to enter into a definitive agreement with respect to the Superior Proposal in accordance with the terms of the Merger Agreement, subject to Thorne paying to Parent a termination fee of $25,157,969;

(4)	by Parent if:

(a)

the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform would result in a failure of any conditions to the Offer, and such breach or failure to perform is not capable of being cured, or is not cured, before the earlier of the Termination Date or the date that is 30 calendar days following Parent’s delivery of written notice of such breach or failure (or such shorter period of time as remains prior to the Termination Date);

(b)

the Thorne Board effects a Company Board Recommendation Change (except that such right to terminate will expire at 5:00 p.m., Eastern time, on the 10th business day following the date on which such right to terminate first arose); or

(c)	the Company Group has materially breached its obligations not to solicit or its obligation to ceases discussions with any potential purchasers.

In the event that the Merger Agreement is terminated pursuant to the termination rights above, the Merger Agreement will be of no further force or effect without liability of any party to the other parties, as applicable, except certain sections of the Merger Agreement will survive the termination of the Merger Agreement in accordance with their respective terms, including terms relating to payment of any applicable termination fees, reimbursement of expenses and indemnification. Notwithstanding the foregoing, nothing in the Merger Agreement will relieve any party or any other person from any liability for any Willful Breach of the Merger Agreement prior to its termination. In addition, no termination of the Merger Agreement will affect the rights or obligations of any party pursuant to the Confidentiality Agreement (as defined herein), the Support Agreements, the Equity Commitment Letter or the Guaranty, which rights, obligations and agreements will, to the extent such agreements do not otherwise terminate upon termination of the Merger Agreement, survive the termination of the Merger Agreement in accordance with their respective terms. “Willful Breach” means, with respect to any party to the Merger Agreement or any other party to the Equity Commitment Letter or the Guaranty, a material breach or failure to perform that is the consequence of an act or omission of such party with the knowledge that such act or omission would, or would be reasonably expected to, cause a material breach of the Merger Agreement, the Equity Commitment Letter or the Guaranty.

Termination Fee

If the Company terminates the Merger Agreement prior to the Offer Acceptance Time for the purposes of entering into a definitive Alternative Acquisition Agreement to consummate a Superior Proposal or under specified circumstances including those described below, the Company must pay a $25,157,969 termination fee to Parent or its designee.

Parent or its designee will also be entitled to receive a termination fee of $25,157,969 from Thorne if the Merger Agreement is terminated:

•

in circumstances in which the conditions set forth in each of the following three clauses have been satisfied: (1) the Merger Agreement has been validly terminated (a) by Parent pursuant to its termination right described in bullet (4)(a) in the section “Termination of the Merger Agreement” above, (b) by Parent or the Company pursuant to the termination rights described in bullet (2)(b) or (2)(c) in the section “Termination of the Merger Agreement” above and at such time, Parent could have terminated the Merger Agreement pursuant to its termination rights described in bullet (4) in the section “Termination of the Merger Agreement” above, or (c) by Parent or the Company pursuant to the termination rights described in bullet (2)(b) or (2)(c) in the section “Termination of the Merger Agreement” above and at the time of such termination, each condition to the Offer set forth in the Merger Agreement has been satisfied and the Minimum Condition has not been satisfied (subject to the additional details contained in Section 8.3(b)(i)(A)(III) of the Merger Agreement); (2) a person has made (since the date of the Merger Agreement and prior to its termination) an Acquisition Proposal that is not withdrawn or otherwise abandoned; and (3) Thorne enters into an agreement relating to, or consummates, an Acquisition Transaction within 12 months of such termination (provided that, for purposes of the termination fee, all references to “15%” and “85%” in the definition of “Acquisition Transaction” are deemed to be references to “50%”); or

•	by Parent pursuant to its termination rights described in bullet (4)(b) or (4)(c) in the section “Termination of the Merger Agreement” above.

Specific Performance

The Buyer Parties and the Company agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform the provisions of the Merger Agreement (including any party failing to take such actions as are required of it in order to consummate the Transactions). The Buyer Parties and the Company acknowledge and agree that: (1) the parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms of the Merger Agreement (including specific performance or other equitable relief to cause Parent to perform any obligations required of it and to enforce its rights under the Equity Commitment Letter to the extent expressly permitted therein) and to waive any requirements for the securing or posting of any bond in connection with such a remedy; (2) the fees and expenses provisions of the Merger Agreement are not intended to and would not adequately compensate the Company on the one hand, or the Buyer Parties, on the other hand, for the harm that would result from a breach of the Merger Agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance and other equitable relief; and (3) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Buyer Parties nor the Company would have entered into the Merger Agreement.

Subject to the terms and conditions set forth in the Merger Agreement and the Transaction Documents, it is acknowledged and agreed that Parent and Purchaser have an obligation under this Agreement to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, and that such obligation of Parent and Purchaser, and the right of the Company to specific performance in connection with enforcing such obligation of Parent and Purchaser (whether under the Merger Agreement or the Equity Commitment Letter), and the obligation of Parent and Purchaser to consummate the Offer and the Merger, will be subject to the requirements that all of the conditions to the funding of the Equity Financing have been and continue to be satisfied or waived and that all of the conditions to the Offer set forth in the Merger Agreement have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the expiration of the Offer, each of which is capable of being satisfied at the expiration of the Offer) and that all of the conditions to the Merger set forth in the Merger Agreement have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the expiration of the Merger, each of which is capable of being satisfied at the expiration of the Merger).

The Buyer Parties and the Company agree not to raise any objections to (1) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of the Merger Agreement by the Company, on the one hand, or the Buyer Parties, on the other hand; and (2) the specific performance of the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the parties pursuant to the Merger Agreement. Any party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it will have to require the obtaining, furnishing or posting of any such bond or other security.

Limitations of Liability

Notwithstanding anything to the contrary in the Merger Agreement or otherwise, the maximum aggregate monetary liability (including for any monetary damages) of (i) Parent, (ii) Purchaser, (iii) the Guarantors and (iv) any of Parent’s and Purchaser’s former, current and future Affiliates, and their respective assignees, stockholders, equityholders, limited partners, controlling persons, directors, officers, employees, agents, attorneys and other Representatives (the Persons described in clauses (i), (ii), (iii) and (iv), collectively, the “Parent Parties”) in the event Parent or Purchaser fails to consummate the Transactions or otherwise fails to comply with or breaches any covenant or other obligation or representation and warranty in the Merger Agreement (including in the event of fraud or Willful Breach) shall not exceed $67,087,918. In no event will the Company or any of its former, current and future Affiliates, assignees, stockholders, limited partners, controlling persons, directors, officers, employees, agents, attorneys and other Representatives seek or obtain, nor will they permit any of their Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery, monetary award or monetary damages against any Parent Party with respect to the Transaction Documents or the Transactions (including any breach by the Guarantors or any Parent Party), the termination of this Agreement, the failure to consummate the Transactions or thereby or any claims, Legal Proceedings or actions under applicable laws arising out of any such breach, termination or failure (including in the event of fraud or Willful Breach), other than from Parent or Purchaser to the extent expressly provided for in this Agreement or from the Guarantors as expressly provided in the Guaranty.

Fees and Expenses

Except in specified circumstances, whether or not the Offer or the Merger is completed, the Company, on the one hand, and the Buyer Parties, on the other hand, are each responsible for all of their respective costs and expenses incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement.

Amendment

The Merger Agreement may be amended by the parties in an executed written instrument at any time.

Governing Law

The Merger Agreement is governed by Delaware law.

Equity Commitment Letter and Guaranty

The descriptions of the Equity Commitment Letter and the Guaranty included in Section 9—“Source and Amount of Funds—Equity Financing” and “—Guaranty” are incorporated into this Section 11 by reference.

Confidentiality Agreement

On June 6, 2023, Thorne and L Catterton Management Limited entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, both parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party.

The Merger Agreement provides that, notwithstanding anything to the contrary in the Confidentiality Agreement, no consent of the Company shall be required for any Person who is a potential source of, or may provide, equity, debt or any other type of financing for the Transactions to become a Representative (as defined in the Confidentiality Agreement) of L Catterton Management Limited thereunder, nor will any notice from L Catterton Management Limited to the Company be required if Parent, Purchaser, L Catterton Management Limited, any of their respective Affiliates or any of their respective Representatives are directly or indirectly contacted by a third party to discuss the possibility of participating with Parent, Purchaser, L Catterton Management Limited, or any of their respective Affiliates in the Transaction as a potential co-investor or financing source (including the possibility of providing equity, debt or any other type of financing).

If the Merger Agreement is terminated in accordance with its terms, such termination will not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations will survive the termination of the Merger Agreement in accordance with its terms.

This summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

Tender and Support Agreements

In connection with the execution of the Merger Agreement, certain Thorne stockholders (the “Support Agreement Parties”) and the Buyer Parties entered into tender and support agreements (the “Support Agreements”).

Under the Support Agreements, each Support Agreement Party has agreed to validly and irrevocably tender in the Offer all of such Support Agreement Party’s Shares. Each Support Agreement Party has also agreed to vote all such Shares against (a) any action or agreement that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Thorne contained in the Merger Agreement, or of such Support Agreement Party contained in such Support Agreement Party’s Support Agreement, or (ii) result in any of the conditions set forth in Section 2.4 or Annex A of the Merger Agreement not being satisfied on or before the Termination Date (as such term is defined in the Merger Agreement); (b) any change in the Thorne Board that is not recommended or approved by the Thorne Board; and (c) any Acquisition Proposal or any other action, agreement or transaction involving Thorne that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or prevent the consummation of the Offer or the Merger.

The Support Agreements also contain restrictions on transfer of Shares held by each of the Support Agreement Parties, subject to certain exceptions. In addition, the Support Agreement entered into by Paul Jacobson, Chairman of the Thorne Board and Chief Executive Officer of Thorne, contains certain additional restrictive covenants applicable to Mr. Jacobson for a period of up to four years following the Closing Date, including that Mr. Jacobson may not own, acquire or control any voting or equity interest in, manage, operate, control, or participate in the ownership, management, operation or control of, be employed by, permit his name to be used in connection with, or otherwise provide competing services to, or otherwise engage in, any business that competes with any service or product offering that, as of the Closing Date, Thorne or any of its subsidiaries engages in or is, as of the date of Closing Date, actively contemplating engaging in, throughout any state, province, territory or country in which Thorne or any of its subsidiaries currently operates or where the products of Thorne or any of its Subsidiaries are sold.

The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Tender and Support Agreement, which is filed as Exhibit (d)(6) to the Schedule TO, which is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Thorne.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Thorne. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable after the Closing.

If you sell your Shares in the Offer, you will cease to have any equity interest in Thorne or any right to participate in its earnings and future growth. If the Merger is consummated but you do not tender your Shares, you will no longer have an equity interest in Thorne, and instead will only have the right to receive the Offer Price or, to the extent you are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which you are entitled in accordance with Section 262 of the DGCL. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Thorne.

Merger Without a Vote of the Thorne Stockholders. If the Offer is consummated, we do not anticipate seeking the approval of Thorne’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Thorne in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under the DGCL, holders or beneficial owners, as the case may be, of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, if certain conditions are met, stockholders of Thorne and beneficial owners of Shares will have the right to demand appraisal of their Shares under the DGCL. Persons who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, as set forth below.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Stockholders and beneficial owners should recognize that the value determined in a judicial process could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger.

Stockholders and beneficial owners also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment shall be made to such persons who hold or beneficially own, as applicable, Shares represented by certificates upon surrender by those persons of the certificates representing their Shares to Thorne and, in the case of holders or beneficial owners of uncertificated Shares, forthwith. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined herein) discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all persons who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice either a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a person elects to exercise appraisal rights under Section 262 of the DGCL for their Shares, such person must do all of the following:

•

within the later of the consummation of the Offer, which is the date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of sending of the Schedule 14D-9, deliver to Thorne a written demand for appraisal of Shares held or beneficially owned, which demand must reasonably inform Thorne of the identity of the stockholder and that the stockholder is demanding appraisal;

•

for appraisal made by a beneficial owner, the demand must reasonably identify the record holder of the Shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by Thorne and to be set forth on the verified list containing the names and addresses of all stockholders and beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached;

•	not tender their Shares in the Offer;

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the event that any person who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such person’s rights to appraisal as provided in the DGCL, such person’s Shares will be converted into the right to receive the Offer Price for the Shares. Any person wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. The full text of Section 262 of the DGCL is provided at the following publicly-available web address, which is maintained on behalf of the state of Delaware and is free to use without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/#262. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Rule 13e-3 requires, among other things, that certain financial information concerning Thorne and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction. Purchaser and Thorne believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and stockholders will receive the same price per Share as paid in the Offer.

Plans for Thorne. If the Offer and Merger are consummated, at the Merger Effective Time, the Surviving Corporation’s certificate of incorporation and bylaws will be amended and restated in their entirety to conform to Exhibits A and B of the Merger Agreement, respectively. Purchaser’s directors immediately prior to the Merger Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. Purchaser’s officers immediately prior to the Merger Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Thorne will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of Thorne and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies and management and personnel, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We also expect that the Shares will be delisted and will no longer be quoted on Nasdaq, and that Thorne’s obligation to file periodic reports under the Exchange Act will be suspended. We will continue to evaluate the business and operations of Thorne during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Thorne’s business, operations, capitalization and management with a view to optimizing development of Thorne’s potential. Possible changes could include changes in Thorne’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, no member of Thorne’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Thorne’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. The potential terms of any new arrangements are currently expected to be discussed and entered into after completion of the Merger.

In the normal course of its business of investing, L Catterton may pursue acquisitions of other companies in Thorne’s industry and look to combine those companies with Thorne. Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Thorne or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Thorne or any of its subsidiaries, (iii) any change in the Company Board or management of Thorne, (iv) any material change in Thorne’s capitalization or dividend policy, (v) any other material change in Thorne’s corporate structure or business, (vi) a class of securities of Thorne being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Thorne being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Offer Acceptance Time.

Nasdaq Listing. The Shares are listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend to and will cause Thorne to delist the Shares from Nasdaq.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Thorne upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Parent intends to seek to cause Thorne to apply for termination of registration of Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Thorne to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the

Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Thorne. Furthermore, the ability of “affiliates” of Thorne and persons holding “restricted securities” of Thorne to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that if the Company establishes a record date for, declares, sets aside or pays any dividend or other distribution payable in cash, property or otherwise with respect to any Shares or other Company capital stock (including securities convertible into Company capital stock) (other than any stock distribution or stock dividend (including any stock dividend or other distribution of securities convertible into Company capital stock)), any such dividend or other distribution paid, set aside or declared with a record date prior to the Merger Effective Time shall reduce the Offer Price on a dollar-for-dollar basis (in the case of any dividend or distribution that is not in cash, based on the fair value of such property or otherwise as reasonably determined by Parent).

15.	Certain Conditions of the Offer.

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not validly withdrawn prior to the Expiration Time in the event that, at any expiration of the Offer:

(i)	the Minimum Condition has not been satisfied;

(ii)

the waiting periods (and any extensions thereof), if any, applicable to the Transactions pursuant to the HSR Act have not expired or otherwise been terminated, or all requisite consents, directions or orders required to consummate the Transactions pursuant thereto have not been obtained;

(iii)

any temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions is in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, or any statute, rule, regulation or order has been enacted, entered, enforced or deemed applicable to the Transactions, that in each case prohibits, makes illegal, or enjoins the consummation of the Transactions;

(iv)	any of the following exist or have occurred and, except in the case of clause e. below, continue to exist as of immediately prior to the expiration of the Offer:

a.

the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3(c), Section 4.7(f) and the first sentence of Section 4.25 of the Merger Agreement are not true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) in all material respects as of August 27, 2023, and as of the expiration of the Offer as if made at and as of the expiration of the Offer (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct in all material respects as of such earlier date);

b.

(A) the representations and warranties set forth in Sections 4.7(a) through (d) and the last sentence of Section 4.25 of the Merger Agreement are not true and correct in all respects other than for de minimis inaccuracies as of August 27, 2023, and as of the expiration of the Offer as if made at and as of the expiration of the Offer (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct true and correct in all respects other than for de minimis inaccuracies as of such earlier date) and (B) the representations and warranties set forth in Section 4.11(a) of the Merger Agreement are not true and correct in all respects as of August 27, 2023.

c.

other than the representations and warranties set forth in the Merger Agreement referenced in (a) and (b) above, the representations and warranties of the Company set forth in the Merger Agreement are not true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of August 27, 2023, and as of the expiration of the Offer as if made at and as of the expiration of the Offer (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct as of such earlier date), except for such failures to be true and correct that would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

d.

the Company has not performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the expiration of the Offer;

e.	any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect has occurred since the date of the Merger Agreement;

f.

Parent and Purchaser have failed to receive from the Company a certificate, dated the date of the expiration of the Offer and executed by a duly authorized executive officer thereof, certifying to the effect that the conditions set forth in clauses a. through e. above have been satisfied; or

g.	the Merger Agreement has been terminated in accordance with its terms.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Thorne with the SEC and other publicly available information concerning Thorne, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Thorne’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Thorne’s business, or certain parts of Thorne’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Certain Litigation. There are no pending lawsuits filed by purported shareholders of the Company in connection with the Transactions.

State Takeover Statutes. A number of states (including Delaware, where Thorne is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Thorne is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder, unless certain conditions are met. The Thorne Board approved for purposes of Section 203 the Merger Agreement, the Support Agreement, the Offer and the consummation of the transactions contemplated thereby, and also adopted a resolution to elect not to be subject to, and to not cause the Company to avail itself of, any state, federal or foreign anti-takeover law that is or purports to be applicable to the Transactions.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any such state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Thorne, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied.

Thorne and L Catterton X Offshore, L.P. each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares and the Merger on September 11, 2023, and the required waiting period with respect to the Merger expires on September 26, 2023, at 11:59 PM Eastern time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Thorne or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18.	Miscellaneous.

The Offer is being made to all holders of Shares other than Thorne. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Thorne has advised Purchaser that it will file with the SEC after Parent and Purchaser file the offer documents with the SEC, its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Thorne Board with respect to the Offer and the Merger and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Thorne.”

SCHEDULE I

Directors and Executive Officers of Parent, Purchaser and Certain Related Parties

Purchaser is a Delaware corporation and a wholly-owned subsidiary of Parent. Healthspan Intermediate, LLC is the sole member of Parent. Healthspan Topco, LLC is the sole member of Healthspan Intermediate, LLC. Healthspan Holdings, LP is the sole member of Healthspan Topco, LLC. The general partner of Healthspan Holdings, LP is Healthspan GP, LLC. LC10 Management, LLC is the sole member of Healthspan GP, LLC. The controlling managing members of LC10 Management, LLC are J. Michael Chu and Scott A. Dahnke.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director and officer of the Purchaser Entities are set forth below. Unless otherwise indicated, the current business address of each Purchaser Entity and the persons listed below is c/o Catterton Management Company, L.L.C., 599 West Putnam Avenue, Greenwich, Connecticut 06830 and the phone number of each Purchaser Entity and person is (203) 629-4901.

Name	Position at Purchaser Entity	Citizenship	Current Principal Occupation or Employment and Employment History
Marc Magliacano	President and Secretary for each of the Purchaser Entities (other than LC10 Management, LLC); Director of Purchaser	United States	Mr. Magliacano currently serves as a Managing Partner for L Catterton’s Flagship Buyout Fund and has been a senior investment professional at L Catterton since May 2006. Prior to joining L Catterton, from 1999 to 2006, Mr. Magliacano was a Principal at North Castle Partners, a private equity firm focused on making consumer growth investments that benefit from healthy living and aging trends.

J. Michael Chu	Managing Member and Vice President of LC10 Management, LLC	United States	Mr. Chu is a Global Co-CEO and the co-founder of L Catterton. Prior to forming L Catterton, Mr. Chu held a variety of senior positions with First Pacific Company, a Hong Kong-based publicly listed investment and management company, which he joined in 1983. His positions at First Pacific included Vice President and Corporate Treasurer, First Pacific (Hong Kong); Director of Finance, Hagemeyer N.V. (Netherlands); Vice President and Treasurer, Hibernia Bank (San Francisco); Chief Operating Officer, Comtrad, Inc. (New York); and Chief Operating Officer, Doyle Graf Raj (New York), an advertising firm.

Name	Position at Purchaser Entity	Citizenship	Current Principal Occupation or Employment and Employment History

Scott A. Dahnke	Managing Member and President of LC10 Management, LLC	United States	Mr. Dahnke is a Global Co-CEO of L Catterton. Mr. Dahnke has a broad range of business experience in private equity, consulting, operating management and finance. Prior to joining L Catterton nearly 20 years ago, he was a Managing Director at DB Capital Partners, the private equity arm of Deutsche Bank, where he focused exclusively on the consumer sector. Previously he was a Managing Director at AEA Investors, where he led that firm’s investing efforts in the consumer sector.

The following entities have direct or indirect control of Purchaser:

Entity	State of Formation	Controlled By	Management
Healthspan Buyer, LLC	Delaware	Healthspan Intermediate, LLC	Member
Healthspan Intermediate, LLC	Delaware	Healthspan Topco, LLC	Member
Healthspan Topco, LLC	Delaware	Healthspan Holdings, LP	Member
Healthspan Holdings, LP	Delaware	Healthspan GP, LLC, as general partner	General Partner
Healthspan GP, LLC	Delaware	LC10 Management, LLC	Member
LC10 Management, LLC	Delaware	J. Michael Chu and Scott A. Dahnke	Member

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Thorne or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

Mail the Letter of Transmittal, together with the certificate(s) (if any) representing your shares, to:

If delivering by express mail, courier, or other expedited service:	By mail:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021	Computershare Trust Company, N.A. PO Box 43011 Providence, RI 02940

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Stockholders Call (Toll-Free): (800) 628-8532

Banks and Brokers Call: (212) 269-5550

Email: THRN@dfking.com